Exhibit 2.1

SHARE PURCHASE AGREEMENT

among

INTERLINK ELECTRONICS LIMITED

and

JOHN DOBSON

and

KENNETH DINNIE

SJW/MAK/I00781.0001

2022

THIS AGREEMENT IS MADE ON: 17 March 2023

Parties

(1)	INTERLINK ELECTRONICS LIMITED incorporated and registered in Scotland with company number SC711327 and whose registered office is at Suite 2, Ground Floor Orchard Brae House, 30 Queensferry Road, Edinburgh, EH4 2HS (the “Buyer”);

(2)	JOHN DOBSON, residing at 14 Bowfield Road, West Kilbride KA23 9JY (“JD”); and

(3)	KENNETH DINNIE, residing at 72 Crawford Road, Houston PA6 7DA (“KD”)

(JD and KD being, together, the Sellers.)

BACKGROUND

(A)	The Company is a private company limited by shares incorporated in Scotland.

(B)	The Company has an issued share capital of £43,199 divided into 43,199 ordinary shares of £1.00 each.

(C)	Further particulars of the Company at the date of this agreement are set out in Part 1 of the Schedule.

(D)	The Sellers own the legal and beneficial interest in the Sale Shares and the Sale Shares comprise the entire issued share capital of the Company.

(E)	The Sellers have agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.

Agreed terms

1.	Definitions and Interpretation

1.1	The definitions and rules of interpretation in this clause 1 apply in this agreement.

Accounts: the unaudited financial statements of the Company for the accounting period ended on the Accounts Date (comprising a balance sheet, profit and loss account, notes and directors report).

Accounts Date: 30 September 2022.

Accounting Practice: the practice of preparing accounts in compliance with all applicable laws and accounting conventions, principles and practices generally accepted in the UK as at the Accounts Date required to be used in the preparation of accounts, which accounts are intended to show a true and fair view, as required by the Act but restricting the accounting treatment to FRS102 being the Financial Reporting Standard for Companies in the UK and the Republic of Ireland and Statements of Recommended Practice issued or adopted by the Financial Reporting Council and in force for the accounting period ending on the Accounts Date.

Actual Working Capital: the amount by which the aggregate value of the current assets of the Company, exceeds the aggregate value of the current liabilities of the Company, excluding Existing Indebtedness to the extent it is repaid at Completion, immediately prior to Completion on the Completion Date as determined in accordance with Part 3 of the Schedule and as set out in the Completion Statement.

Business: the business carried on by the Company, namely the design and manufacture of membrane keypads, printed electronics, graphic overlays and label products, or any part of it.

Business Day: a day, other than a Saturday or Sunday, when banks in Edinburgh are open for business.

Buyer's Solicitors: Turcan Connell, of 1 Earl Grey Street, Edinburgh, EH3 9EE.

CA 2006: the Companies Act 2006.

Claim: a claim for breach of any of the General Warranties.

Company: Calman Technology Limited, a company incorporated and registered in Scotland with company number SC138833 whose registered office is at 2 Chalmers Place, Riverside Business Park, Irvine, KA11 5DH.

Completion: completion of the sale and purchase of the Sale Shares in accordance with this agreement.

Completion Date: the date of this agreement.

Completion Payment: means £3,627,000.

Completion Statement: the written statement setting out the Actual Working Capital as agreed or determined in accordance with Part 3 of the Schedule to this agreement and in the form provided for in such Schedule.

Confidential Information means all information belonging to the Company of a confidential nature including, without limitation, information concerning the Company’s Business, suppliers, customers, prospective customers, products, Intellectual Property and Know-how

Connected: has, in relation to a person, the meaning given in section 1122 of the CTA 2010.

Control: has the meaning given in section 1124 of the CTA 2010, and the expression change of Control shall be construed accordingly.

CTA 2010: the Corporation Tax Act 2010.

Data Protection Laws: has the meaning given in paragraph 25.1 of Section 1 of Part 3 of the Schedule.

Debt: any indebtedness of the Company;

Deferred Consideration: means the sum of FIVE HUNDRED THOUSAND POUNDS STERLING (£500,000) (as may be reduced pursuant to this Agreement).

Director: each person who is a director or shadow director of the Company, as set out in Part 1 of the Schedule.

Disclosed: fairly, fully, clearly and accurately disclosed in or under the Disclosure Letter, with sufficient details to identify the nature and scope of the matter disclosed and to make an informed and accurate assessment of the matter concerned and its significance to the Company and the acquisition of the Sale Shares by the Buyer.

Disclosure Bundle: the bundle of documents annexed to the Disclosure Letter.

Disclosure Letter: the letter from the Sellers to the Buyer with the same date as this agreement and described as the Disclosure Letter, together with the Disclosure Bundle.

Employee: has the meaning given in paragraph 26.1 of Section 1 of Part 3 of the Schedule.

Encumbrance: any interest of any person (including any right to acquire, option or right of pre- emption) or any charge, standard security, pledge, lien, assignation, hypothec, security interest, title retention or any other security agreement or arrangement.

Existing Indebtedness: means any indebtedness of the Company, details of which are set out in 0 of the Schedule.

FRS 102: Financial Reporting Standard 102: The Financial Reporting Standard applicable in the UK and Republic of Ireland as issued by the Financial Reporting Council of the UK and in force for the accounting period ended on the Accounts Date.

Fundamental Warranties: the warranties contained within paragraphs 1, 2.1 – 2.4 (inclusive), 18.1 and 23 of Part 4 of the Schedule to this agreement.

General Warranties: the warranties given in Part 4 of the Schedule, save for the Tax Warranties and the Fundamental Warranties.

Group: means the Company and any subsidiary of the Company (and “Group Company” shall have a corresponding meaning);

holding company: has the meaning given in clause 1.11.

Indemnity Claim: a claim for breach of any of the indemnities in clause 8.

Intellectual Property: patents, utility models, rights to inventions, copyright and neighbouring and related rights, moral rights, trade marks and service marks, business names, rights in get-up and trade dress, goodwill and the right to sue for passing off or unfair competition, rights in designs, rights in computer software, database rights, rights to use, and protect the confidentiality of, confidential information (including know-how), and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

Intellectual Property Rights means all rights howsoever arising in connection with Intellectual Property;

Know-how means inventions, discoveries, improvements, processes, formulae, techniques, specifications, technical information, methods, tests, reports, component lists, manuals, instructions, drawings and information relating to the Company and/or the Business (whether written or not or in any other forms and whether confidential or not);

ITEPA 2003: the Income Tax (Earnings and Pensions) Act 2003.

Leased Properties: [tbc following DD].

Management Accounts: the unaudited consolidated statement of financial position as at 31 January 2023, the unaudited consolidated income statement and the unaudited consolidated cash flow statement of the Company (including any notes thereon) for the period of FOUR months ended 31 January 2023 (a copy of which is included in the Disclosure Bundle).

Payroll Type Tax Liability: means (whether of the United Kingdom or otherwise) any (i) tax liability and/or (ii) liability to tax of the Company and/or any member of the Buyer's Group, arising as a result of or in connection with any liability to operate PAYE or make similar deductions (including without limitation deductions made to comply with or to meet any liability to account for tax pursuant to regulations made under Part 11 of Income Tax (Earnings and Pensions) Act 2003) or to deduct or account for national insurance contributions or similar taxes (including in each case interest and penalties thereon).

Pension Scheme: NEST Auto-enrolment Pension Scheme established for the Company which is registered under Chapter 2 of Part 4 of the Finance Act 2004 under Pension Scheme Registry number 12004537.

Previously Owned Properties: means any heritable, leasehold or other immovable property owned, occupied or used by the Company prior to Completion;

Purchase Price: means £4,127,000 less a sum equivalent to the Existing Indebtedness, plus or minus the amount, if any, payable in accordance with clause 3.3, following determination of the Actual Working Capital.

Sale Shares: the 43,199 ordinary shares of £1.00 each in the Company, all of which are issued and fully paid, and which comprise the whole of the issued share capital of the Company.

Sellers’ Solicitors: The McKinstry Company Queen’s Court House, 39 Sandgate, Ayr, KA7 1BE

Sellers’ Solicitors Bank Account: The McKinstry Company Client Account, Virgin Money, 43 Alloway Street, Ayr KA7 1SP, Sort Code:- 82-60-30 and Account No:- 40198188

Target Working Capital: £600,000.

Tax Covenant: means the tax deed of indemnity contained within Part 5 of the Schedule.

Tax Warranties: the Warranties set out in Section 2 of Part 4 of the Schedule.

TCGA 1992: the Taxation of Chargeable Gains Act 1992.

Transaction: the transaction contemplated by this agreement or any part of that transaction.

Transaction Documents: this agreement, the Disclosure Letter, and any other document to be entered into pursuant to this agreement in connection with the Transaction.

VATA 1994: the Value Added Tax Act 1994.

1.2	Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.

1.3	References to clauses and the Schedule are to the clauses of and the Schedule to this agreement and references to paragraphs are to paragraphs of the relevant Part of the Schedule. References to Parts are to the Parts of the Schedule.

1.4	The Schedule forms part of this agreement and any reference to this agreement includes the Schedule.

1.5	A reference to this agreement or any other agreement or document referred to in this agreement, is a reference to this agreement or such other agreement or document as varied or novated (in each case, other than in breach of the provisions of this agreement) from time to time.

1.6	Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.

1.7	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.8	A person includes a natural person, corporate or unincorporated body, or partnership (whether or not having separate legal personality).

1.9	This agreement shall be binding on and ensure to the benefit of, the parties to this agreement and their respective successors and permitted assignees, and references to a party shall include that party's successors and permitted assignees.

1.10	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.11	A reference to a holding company or a subsidiary means a holding company or a subsidiary (as the case may be) as defined in section 1159 of the CA 2006 and for the purposes only of the membership requirement contained in sections 1159(1)(b) and (c), a company shall be treated as a member of another company even if its shares in that other company are registered in the name of:

(a)	another person (or its nominee), by way of security or in connection with the taking of security; or

(b)	its nominee.

1.12	Unless expressly provided otherwise in this agreement, a reference to writing or written includes fax and email.

1.13	Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.14	References to a document in agreed form are to that document in the form agreed by the parties and initialled by them or on their behalf for identification.

1.15	Unless expressly provided otherwise in this agreement, a reference to legislation or a legislative provision:

(a)	is a reference to it as amended, extended or re-enacted from time to time provided that, as between the parties, no such amendment, extension or re-enactment made after the date of this agreement shall apply for the purposes of the agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or other adversely affect the rights of, any party;

(b)	shall include all subordinate legislation made from time to time under that legislation or legislative provision.

1.16	Any reference to a Scottish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Scotland, be deemed to include a reference to that which most nearly approximates to the Scottish legal term in that jurisdiction.

1.17	Any obligation on a party not to do something includes an obligation not to allow that thing to be done.

1.18	Any agreement, warranty, representation, indemnity, covenant or undertaking on the part of two or more persons shall, except where the contrary is explicitly stated, be deemed to be given or made by such persons jointly and severally.

2.	Sale and purchase

2.1	On the terms of this agreement at Completion the Sellers shall sell and the Buyer shall buy the Sale Shares free from all Encumbrances and together with all rights that attach (or may in the future attach) to the Sale Shares including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the Completion Date.

2.2	The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

3.	Purchase Price

3.1	The consideration for the Sale Shares shall be the Purchase Price.

3.2	The Purchase Price shall be satisfied as follows:

(a)	An amount equal to the Completion Payment shall be paid in cash by the Buyer’s Solicitors to the Sellers’ Solicitors on behalf of the Sellers on Completion in accordance with clause 3.4;

(b)	The Deferred Consideration (under deduction of any amount set-off or retained by the Buyer pursuant to this Agreement) shall be paid on or before the date falling 9 months after the Completion Date.

3.3	Following final agreement or determination of the Actual Working Capital:

(a)	if the Actual Working Capital is less than the Target Working Capital, the Sellers shall pay to the Buyer within ten Business Days after final agreement or determination of the Actual Working Capital on a £1 for £1 basis, by way of electronic transfer of immediately cleared funds to such bank account as the Buyer shall notify the Sellers in writing, a sum equal to the amount by which the Actual Working Capital is less than the Target Working Capital;

(b)	if the Actual Working Capital is more than the Target Working Capital, an amount equivalent to the amount by which the Actual Working Capital exceeds the Target Working Capital shall become due by the Buyer to the Sellers and shall be paid to the Buyer within ten Business Days after final agreement or determination of the Actual Working Capital, on a £1 for £1 basis;

(c)	if the Actual Working Capital is equal to the Target Working Capital, no payment shall be due to or by either party in respect of this clause 3.3.

3.4	All payments to be made to the Sellers under this agreement shall be made in sterling by electronic transfer of immediately available funds to the Sellers’ Solicitors (who are irrevocably authorised by the Sellers to receive the same). Payment in accordance with this clause shall be a good and valid discharge of the Buyer's obligations to pay the sum in question, and the Buyer shall not be concerned to see the application of the monies so paid.

3.5	The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer for each and any:

(a)	Claim; or

(b)	Indemnity Claim; or

(c)	claim under the Tax Covenant.

4.	Completion

4.1	Completion shall take place on the Completion Date at such place as is agreed by the parties.

4.2	At Completion:

(a)	the Sellers shall:

(i)	deliver or cause to be delivered to the Buyer the items listed in paragraph 1 of Part 2 of the Schedule;

(ii)	procure that a board meeting of the Company is held at which the matters set out in paragraph 2 of Part 2 of the Schedule are carried out; and

(iii)	deliver any other documents referred to in this agreement as being required to be delivered by the Sellers at Completion; and

(b)	the Buyer shall (subject to the Sellers complying with clause 4.2(a)) pay the Completion Consideration in accordance with clause 3.1 and clause 3.4 and deliver to the Sellers:

(i)	a copy of the resolution, in agreed form, of the Buyer's board of directors approving Completion and the execution and delivery of any Transaction Documents to be delivered by the Buyer at Completion.

(ii)	A duly executed counterpart of this agreement, the Disclosure Letter and any other Transaction Documents.

4.3	As soon as possible after Completion, the Sellers shall send to the Buyer’s Solicitors all records, correspondence, documents, files, memoranda and other papers relating to the Company which are not kept at any of the Properties and which are not required to be delivered at Completion.

5.	Warranties

5.1	The Sellers acknowledge that the Buyer is entering into this agreement on the basis of, and in reliance on, the Fundamental Warranties, General Warranties and Tax Warranties.

5.2	The Sellers jointly and severally warrant and represent to the Buyer that except as Disclosed, each of the Fundamental Warranties, General Warranties and Tax Warranties is true, accurate and not misleading as at the Completion Date.

5.3	Without prejudice to the Buyer's right to claim on any other basis, or to take advantage of any other remedies available to it, if any Warranty proves to be untrue, inaccurate or misleading, the Sellers shall pay to the Buyer on demand:

(a)	the amount necessary to put the Company into the position they would have been in if the Warranty had not been untrue, inaccurate or misleading;

(b)	all reasonable costs and expenses (including, without prejudice to the foregoing generality, damages, legal and other professional fees and costs, penalties, expenses whether arising directly or indirectly) incurred by the Buyer or the Company as a result of the Warranty being untrue, inaccurate or misleading; and

(c)	if any sum payable under clause 5.3(a) or clause 5.3(b) is subject to Tax in the hands of the Buyer, the additional amount required to ensure that the net amount received by the Buyer is the amount that the Buyer would have received if the payment was not subject to Tax.

5.4	Warranties qualified by the expression so far as the Sellers are aware or any similar expression are deemed to be given to the best of the knowledge, information and belief of the Sellers after they have made due and careful enquiries of each other and all employees, officers and workers of, and advisers to, the Company.

5.5	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

5.6	Except for the matters Disclosed, no information of which the Buyer (or any of its agents or advisers) has knowledge (in each case whether actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Buyer or on its behalf), shall prejudice or prevent any Claim or reduce the amount recoverable under any Claim.

5.7	The Buyer is not currently formulating a Claim or a claim under the Tax Covenant.

5.8	The Sellers agree that the supply of any information by or on behalf of the Company or any of their respective employees, directors, agents or officers (“Officers”) to the Sellers or their advisers in connection with the Warranties, the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Sellers. The Sellers unconditionally and irrevocably waive all and any rights and claims that it may have against any of the Company or the Officers on whom the Sellers have, or may have, relied in connection with the preparation of the Disclosure Letter, or agreeing the terms of this agreement, and further undertakes to the Buyer, the Company and the Officers not to make any such claims.

5.9	For the avoidance of doubt, the rights and remedies of the Buyer in respect of any Claim or claim under the Tax Covenant shall not be affected by Completion, or any termination of (or the Buyer's failure to terminate) this agreement.

6.	Limitations on claims

6.1	Save as provided in clause 6.11, this clause 6 limits the liability of the Sellers in relation to any Claim and (where specifically provided) any claim under the Tax Covenant.

6.2	The aggregate liability of the Sellers for all Claims shall not exceed £500,000.

6.3	The Sellers shall not be liable for a Claim unless:

(a)	the Sellers’ liability in respect of such Claim (together with any connected Claims) exceeds £5,000; and

(b)	the amount of the Sellers’ liability in respect of such Claim, either individually or when aggregated with the Sellers’ liability for all other Claims (other than those excluded under clause 6.3(a)) exceeds £50,000, in which case the Sellers shall be liable for the whole amount of the Claim and not just the amount above the threshold specified in this clause 6.3(b).

For the purposes of this clause 6.3, a Claim is connected with another Claim if the Claims arise from the same or similar facts, events or circumstances or breach of the same Warranty.

6.4	The Sellers shall not be liable for a Claim unless notice in writing summarising the nature of the Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer to the Sellers:

(a)	in the case of a Claim for breach of the Tax Warranties, on or before the seventh anniversary of Completion; or

(b)	in any other case, within the period of 24 months commencing on the Completion Date.

6.5	The Sellers shall not be liable for a Claim if and to the extent that the Claim arises from facts, events or circumstances that have been Disclosed.

6.6	The Buyer shall not be entitled to recover from the Sellers any amount or loss pursuant to any provision of this Agreement to the extent that such amount or loss has been recovered by the Buyer under another provision of this Agreement.

6.7	In the event that the Buyer or the Company is at any time entitled to recover or otherwise claim reimbursement from a third party (including an insurer under any policy of insurance) in respect of any matter or circumstance giving rise to a Claim the following provisions shall apply:

(a)	In respect of Claims of an individual value under £10,000 the Buyer shall (or shall procure that the Company shall) take reasonable steps to enforce such recovery or seek such reimbursement from the relevant third party and shall do so before making a Claim against the Sellers;

(b)	the liability of the Sellers in respect of the related Claim shall be reduced by the amount (if any) actually recovered from the relevant third party (less all reasonable costs, charges and expenses incurred by the Buyer or the Company in recovering that sum) or extinguished if the amount recovered exceeds the amount of the relevant Claim; and

(c)	if the Sellers make a payment to the Buyer in respect of a Claim and the Buyer or the Company recovers from a third party a sum which is preferable to that Claim within six months of the payment by the Sellers in respect of such Claim, the Buyer shall promptly repay to the Sellers the lower of:

(i)	the amount recovered from such third party (less all reasonable costs, charges and expenses incurred by the Buyer or the Company in recovering that sum); and

(ii)	the amount paid to the Buyer by the Sellers in respect of the relevant Claim.

6.8	The Sellers shall not be liable in respect of any Claim to the extent that it arises, or its value is increased, as a result of a change in any law, legislation, rule or regulation (including any new law, legislation, rule or regulation) that comes into force or otherwise takes effect after the date of this Agreement.

6.9	The Sellers shall not be liable in respect of any Claim or claim under the Tax Covenant to the extent that the matter or circumstance giving rise to such Claim arises, occurs or is otherwise attributable to, or the Sellers’ liability pursuant to such Claim is increased as a result of:

(a)	any voluntary act, omission, transaction or arrangement of the Buyer or the Company (or their respective directors, employees or agents) on or after Completion except where such act, transaction, omission or arrangement was:

(i)	carried out or effect pursuant to a legally binding obligation entered into on or before the date of this Agreement; or

(ii)	in the ordinary course of business of the Company as carried on at Completion; or

(b)	any voluntary act, omission, transaction or arrangement carried out at the request or with the consent of the Buyer before Completion; or

(c)	any change in the accounting bases, policies, practices or methods applied in preparing any accounts or valuing any assets or liabilities of the Company introduced or having effect after Completion (other than to the extent such changes are necessary to comply with applicable law or generally accepted accounting principles in force at or prior to Completion).

6.10	The Sellers shall not be liable in respect of any Claim or any claim under the Tax Covenant to the extent that:

(a)	the liability pursuant to such Claim or any claim under the Tax Covenant comprises penalties, charges or interest arising directly from any act, omission, transaction or arrangement of the Buyer or the Company after Completion;

(b)	such liability would not have arisen but for any winding up or cessation after Completion of any business carried on by the Company; or

(c)	such liability arises in respect of any re-valuation by the Buyer of the Company after Completion of property or assets owned by the Company

6.11	Nothing in this clause 6 or Part 5 of the Schedule applies to exclude or limit the liability of the Sellers:

(a)	if and to the extent that a Claim or a claim under the Tax Covenant arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Sellers, their agents or advisers; or

(b)	for any claim under the Fundamental Warranties or the Tax Warranties.

7.	Tax Covenant

The provisions of Part 5 of the Schedule apply in this agreement in relation to Tax.

8.	Indemnities

8.1	Without limiting any other rights or remedies the Buyer may have, the Sellers shall indemnify the Buyer and the Company against, and shall pay to the Buyer a sum equal to, all liabilities, costs, expenses, damages and losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of reputation and all interest, penalties and legal costs (calculated on a full indemnity basis) and all other reasonable professional costs and expenses) suffered or incurred by the Buyer or the Company arising out of or in connection with any of the following matters:

(a)	any finder’s fees, brokerage or other commission in connection with the Transaction;

(b)	a breach of any of the Fundamental Warranties;

(c)	any existing indebtedness of the Company at Completion where the indebtedness is in the nature of borrowings or financing of any nature but not including normal trade creditors;

(d)	any liability of the Company for any Payroll Type Tax Liability in respect of any event or circumstance arising on or before Completion;

(e)	any liability of the Company for VAT that is due or assessed by HMRC in respect of the Company’s sales of exported goods which have been zero rated for VAT purposes, where such liability relates to activities of the Company on or before Completion; or

(f)	any claims made under the Coronavirus Job Retention Scheme by or on behalf of the Company;

8.2	Any payment made by the Sellers in respect of an Indemnity Claim shall include:

(a)	an amount in respect of all costs and expenses incurred by the Buyer or the Company in bringing the relevant Indemnity Claim (including a reasonable amount in respect of management time); and

(b)	any amount necessary to ensure that, after the deduction of any Tax due on the payment, the Buyer or the Company (as the case may be) is left with the same amount it would have had if the payment was not subject to Tax.

9.	Restrictions on the Seller

9.1	In this clause 9, the following words and expressions shall have the following meanings:

Prospective Customer: a person who is at Completion, or who has been at any time during the period of 12 months immediately preceding the Completion Date, in discussions with the Company with a view to becoming a client or customer of the Company.

Restricted Business: any business that is or would be in competition with any part of the Business as it is being carried on at Completion or thereafter, and any previous business activity carried on by the Company in the two year period preceding Completion.

Restricted Customer: any person who is at Completion, or who has been at any time during the period of 12 months immediately preceding the Completion Date, a client or customer of, or in the habit of dealing with, the Company.

Restricted Period: the period of 3 years commencing on the Completion Date.

Restricted Person: any person who is at Completion, or who has been at any time during the period of 12 months immediately preceding the Completion Date, employed or directly or indirectly engaged by the Company.

9.2	The Sellers undertake to each of the Buyer and the Company that they shall not:

9.2.1	at any time during the Restricted Period, in any geographic area in which the Business (or any part of it) is carried on during such period or was carried on in the two year period preceding Completion, carry on or be engaged, concerned or interested in, or in any way assist, a Restricted Business;

9.2.2	at any time during the Restricted Period:

(i)	canvass, solicit or otherwise seek the custom of any Restricted Customer or Prospective Customer with a view to providing goods or services to them in competition with the Business; or

(ii)	induce or attempt to induce a Restricted Customer or Prospective Customer to cease or refrain from conducting business with, or to reduce the amount of business conducted with, or to vary adversely the terms upon which it conducts business with, the Company or do any other thing which is reasonably likely to have such an effect;

9.2.3	at any time during the Restricted Period, have any business dealings with a Restricted Customer or a Prospective Customer in connection with the provision of goods or services to them in competition with the Business;

9.2.4	at any time during the Restricted Period, have any business dealings with, or solicit, entice or attempt to entice away, any person who is at Completion, or has been at any time during the period of 12 months immediately preceding the Completion Date, a supplier of goods or services to the Company, if such dealings, solicitation or enticement causes or is reasonably likely to cause such supplier to cease supplying, or to reduce its supply of goods or services to, the Company or to vary adversely the terms upon which it conducts business with the Company;

9.2.5	at any time during the Restricted Period, offer employment to, enter into a contract for the services of, or otherwise entice or attempt to entice away from the Company, any Restricted Person, or procure or facilitate the making of any such offer or attempt by any other person;

9.2.6	at any time after Completion, use in the course of any business:

a)	any trade or service mark, business or domain name, design or logo which, at Completion, is being or has been used by the Company or was used by the Company in the two year period preceding Completion, in connection with the Business; or

b)	anything which, in the reasonable opinion of the Buyer, is capable of confusion with any of the words, marks, names, designs or logos of the Company;

9.2.7	at any time after Completion, do or say anything which may directly or indirectly be harmful to the reputation of the Company or its Business or prospective business; or

9.2.8	at any time after Completion, present itself or permit itself to be presented as:

a)	connected in any capacity with the Company; or

b)	interested or concerned in any way in the Sale Shares (or any of them).

9.3	The undertakings in clause 9.2 are intended for the benefit of, and shall be enforceable by, each of the Buyer and the Company and shall apply to actions carried out by the Sellers in any capacity (including as shareholder, partner, director, principal, consultant, officer, agent or otherwise) and whether directly or indirectly, on its own behalf or on behalf of, or jointly with, any other person.

9.4	Nothing in clause 9.2 shall prevent the Sellers from holding for investment purposes only:

9.4.1	units of any authorised unit trust; or

9.4.2	not more than 3% of any class of shares or securities of any company traded on a recognised investment exchange (within the meaning of the Financial Services and Markets Act 2000).

9.5	Each of the undertakings in clause 9.2 is a separate undertaking by the Sellers and shall be enforceable by the Buyer and the Company separately and independently of their right to enforce any one or more of the other undertakings contained in that clause.

9.6	The parties acknowledge that the Sellers have confidential information relating to the Business and that the Buyer is entitled to protect the goodwill of the Business as a result of buying the Sale Shares. Accordingly, each of the undertakings in clause 9.2 is considered fair and reasonable by the parties.

10	Confidentiality and Announcements

10.1	The Sellers undertake to each of the Buyer and the Company that they shall:

10.1.1	keep confidential the terms of this agreement and the other Transaction Documents, and all confidential information, know-how and trade secrets in its knowledge or possession concerning the business, affairs, customers, clients or suppliers of the Company;

10.1.2	not disclose any of the information referred to in clause 10.1.1 (whether in whole or in part) to any third party, except as expressly permitted by this clause 10; and

10.1.3	not make any use of any of the information referred to in clause 10.1.1, other than to the extent necessary for the purpose of exercising or performing its rights and obligations under this agreement.

10.2	Nothing in this agreement shall be construed as imposing on the Buyer an obligation to keep confidential any information relating to the Company, or to restrict its use of such information, in each case at any time after Completion.

10.3	Notwithstanding any other provision of this agreement, the Sellers shall not be obliged to keep confidential or to restrict their use of any information that:

10.3.1	is or becomes generally available to the public other than as a result of its disclosure by the Sellers (or any person to whom they have disclosed the information in breach of this agreement); or

10.3.2	was, is or becomes available to the Sellers on a non-confidential basis from a person who, to the Sellers’ knowledge, is not bound by a confidentiality agreement and is not otherwise prohibited from disclosing the information to the Sellers.

10.4	The Sellers may disclose any information that it is otherwise required to keep confidential under this clause 10:

10.4.1	with the prior consent in writing of the Buyer;

10.4.2	if and to the extent that the disclosure is required:

a)	by the laws of any jurisdiction to which it is subject;

b)	by an order of any court of competent jurisdiction, or any regulatory, judicial, governmental or similar body, or any Tax Authority or securities exchange of competent jurisdiction;

c)	to make any filing with, or obtain any authorisation from, any regulatory, governmental or similar body, or any Tax Authority or securities exchange of competent jurisdiction,

provided that in each case (and to the extent it is legally permitted to do so) the Sellers give the Buyer as much notice of the disclosure as possible and, where notice of disclosure is not prohibited and is given in accordance with this clause, take into account the reasonable requests of the Buyer concerning the content of the disclosure.

10.5	Subject to clause 10.6, the Sellers shall not make, or permit any person to make, any public announcement, communication or circular concerning this agreement or the Transaction (“announcement”) without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed).

10.6	Nothing in clause 10.5 shall prevent either party from making an announcement required by law or any governmental or regulatory authority (including any Tax Authority), any securities exchange, or any court or other authority of competent jurisdiction provided that the party required to make the announcement consults with the other party and takes into account its reasonable requests concerning the content of the announcement before it is made.

10.7	The Buyer may at any time after Completion announce its acquisition of the Sale Shares to any employees, clients, customers or suppliers of the Company.

11	Further Assurance

11.1	At their own expense, the Sellers shall (and shall use reasonable endeavours to procure that any relevant third party shall) promptly execute and deliver such documents and perform such acts as the Buyer may reasonably require from time to time for the purpose of giving full effect to this agreement.

11.2	The Sellers undertake to the Buyer that if and for so long as it remains the registered holder of any of the Sale Shares after Completion, they shall each:

11.2.1	hold all dividends and any other distributions of profits or other assets in respect of such Sale Shares for the account of the Buyer;

11.2.2	deal with and dispose of such Sale Shares, dividends, distributions, assets and rights arising out of or in connection with the Sale Shares as the Buyer shall direct;

11.2.3	exercise all voting rights attached to such Sale Shares in such manner as the Buyer shall direct; and

11.2.4	if required by the Buyer, execute all instruments of proxy or other documents as may be necessary to enable the Buyer to attend and vote at any meeting of the Company.

12	Release by Seller

12.1	The Sellers confirm that they have no claim (whether in respect of any breach of contract, compensation for loss of office or monies due to her or on any account whatsoever) outstanding against any Group Company or against any of the directors, officers, agents or employees of any Group Company and that no agreement or arrangement (including any contract of employment) is outstanding under which any Group Company or any of such persons has or could have any obligation of any kind to it.

12.2	To the extent that any such claim or obligation exists or may exist, the Sellers irrevocably and unconditionally waive such claim or obligation and release each Group Company and any such other persons from any liability whatsoever in respect of such claim or obligation.

13	Wrong Pockets

13.1	If and to the extent that legal title to or beneficial interests in any non-cash assets which are required for or used in the business of any Group Company are vested in either of the Sellers after Completion or either of the Sellers after Completion has any interest in such assets, the relevant one of the Sellers, if required by the Buyer, shall:

13.1.1	execute or procure the execution of all such deeds or documents as may reasonably be necessary for the purposes of transferring such assets or the relevant interests in them at the Buyer’s direction to a member of the Buyer’s group;

13.1.2	do or procure to be done all such further acts or things and procure the execution of all such other documents as the Buyer may reasonably direct in order to vest such assets or the relevant interests in them in a member of the Buyer's Group; and

13.1.3	hold the asset or relevant interest in the asset on trust for the Buyer (to the extent permitted by any relevant law) until such time as the transfer is validly effected to vest the asset or relevant interest in a member of the Buyer's Group.

14	Assignation

Subject to the further provisions of this clause 14, no party shall assign, transfer, charge, declare a trust of, or deal in any other manner with any or all of its rights and obligations under this agreement or any other Transaction Document.

15	Entire agreement

This agreement (together with the other Transaction Documents) constitutes the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

16	Variation and waiver

16.1	No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

16.2	A waiver of any right or remedy under this agreement or by law is only effective if given in writing and signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

16.3	A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

16.4	A party that waives a right or remedy provided under this agreement or by law in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

17	Costs

Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this agreement and the other Transaction Documents.

18	Notices

18.1	A notice given to a party under or in connection with this agreement:

18.1.1	shall be in writing and in English;

18.1.2	shall be sent to the party for the attention of the contact and to the address or email address specified in clause 18.2, or such other contact, address or email address as that party may notify in accordance with clause 18.3; and

18.1.3	shall be:

a)	delivered by hand; or

b)	sent by pre-paid first class post or another next working day delivery service; or

c)	by pre-paid airmail providing proof of delivery; or

d)	sent by email.

18.2	The addresses, email addresses and contacts for service of notices are:

18.2.1	JD

a)	address: 14 Bowfield Road, West Kilbride KA23 9JY

b)	for the attention of: John Dobson

c)	email address: johnd.calman@gmail.com

18.2.2	KD

a)	address: 72 Crawford Road, Houston PA6 7DA

b)	for the attention of: Ken Dinnie

c)	email address: kendinnie@gmail.com

18.2.3	Buyer

a)	address: Interlink Electronics, Inc, 1 Jenner, Suite 200, Irvine, CA 92618

b)	for the attention of: Peter Roussak

c)            email    address:    PRoussak@iefsr.com    (with    a    copy    sent    to mike.kane@turcanconnell.com).

18.3	A party may change its details for service of notices as specified in clause 18.2 by giving, the change taking effect for the party notified of the change at 9.00 am on the later of:

18.3.1	the date, if any, specified in the notice as the effective date for the change; and

18.3.2	the date five Business Days after deemed receipt of the notice.

18.4	A notice is deemed to have been received (provided that all other requirements in this clause 18 have been satisfied):

18.4.1	if delivered by hand, on signature of a delivery receipt;

18.4.2	if sent by pre-paid first class post or another next working day delivery service at the time recorded by the delivery service;

18.4.3	if sent by pre-paid airmail providing proof of delivery, at the time recorded by the delivery service; or]

18.4.4	if sent by email, at the time of transmission,

provided that if deemed receipt under the previous paragraphs of this clause 18.4 would occur outside Usual Business Hours, the notice shall be deemed to have been received when Usual Business Hours next recommence. For the purposes of this clause, Usual Business Hours means 9.00 am to 5.30 pm local time on any day which is not a Saturday, Sunday or public holiday in the place of receipt of the notice (which, in the case of service of a notice by email shall be deemed to be the same place as is specified for service of notices on the relevant party by hand or post).

18.5	This clause 18 does not apply to the service of any proceedings or other documents in any legal action.

19	Interest

19.1	If either party fails to make any payment due to the other party under this agreement by the due date then the defaulting party shall pay interest on the overdue sum from the due date until payment of the overdue sum, whether before or after judgment.

19.2	Interest under this clause 19 will accrue each day at 4% a year above The Royal Bank of Scotland plc's base rate from time to time, but at 4% a year for any period when that base rate is below 0%.

20	Set-off, deduction or counterclaim

20.1	The Buyer may elect to set off against and retain from the Deferred Consideration any sums due to it by the Sellers. Any such set off shall be against the earliest amounts falling due to the Sellers. It is the parties’ intention that the obligations on the Sellers, if any, arising under clause 3.3 (a) are satisfied in full before the Buyer exercises any rights of set-off.

20.2	Save to the extent of any deduction or withholding required by law, the Buyer shall (if so requested by the Sellers) set off any claim against or out of any payments which the Buyer may be obliged to make (or procure to be made) to the Sellers pursuant to this Agreement. Any such set off shall be against the earliest amounts falling due to the Sellers.

21	Power of Attorney

21.1	The Sellers hereby irrevocably appoint the Buyer for a period of 180 Business Days from the Completion Date or, if earlier, until the date on which the Buyer is registered as the owner of the Sale Shares to be their attorney in their name and on their behalf to exercise all or any of the voting and other rights, powers and privileges attached to the Sale Shares sold by them pursuant to this agreement or otherwise capable of being exercised by the registered holder of those Sale Shares. Without limiting the extent of this power, the Buyer shall be entitled (at its discretion) to:

21.1.1	attend, participate and vote at any general meeting or class meeting of the Company (or any adjournment of any such meeting); and

21.1.2	execute any consent to short notice, proxy or written resolution capable of being executed by a shareholder of the Company.

21.1.3	The Buyer shall also have power to appoint in writing, with power to revoke any appointment without giving any reason, a substitute to act as attorney for the Sellers in its stead under the powers of attorney granted pursuant to this Clause 21 (but without the substitute having power to appoint a substitute in his turn) without the Buyer having liability for any of the acts of any such substitute.

21.2	The Sellers undertake:

21.2.1	not to exercise all or any of the voting and other rights, powers and privileges attached to the Sale Shares sold by them pursuant to this agreement without the consent of the Buyer; and

21.2.2	to ratify everything the Buyer shall lawfully do or cause to be done by virtue of this power of attorney.

21.2.3	The Buyer shall indemnify the Sellers against all costs and expenses incurred by the Sellers in the exercise of the power of attorney granted pursuant to this Clause.

21.2.4	The power of attorney granted pursuant to this Clause 21 is to secure the interest of the Buyer in the Sale Shares sold by the Sellers pursuant to this agreement and shall accordingly be irrevocable.

21.2.5	The Buyer will only exercise the power of attorney granted by this Clause 21 for proper and lawful purposes and shall hold the Sellers harmless against any improper or unlawful exercise of their rights.

22	Severance

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed capable of being adjusted by a court of competent jurisdiction to the extent necessary so as to render it enforceable or if appropriate capable of deletion, but that shall not affect the validity and enforceability of the rest of this agreement.

23	Agreement survives Completion

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

24	Third party rights

24.1	Except as expressly provided in, this agreement does not give rise to any rights under the Contract (Third Party Rights) (Scotland) Act 2017 to any third party to enforce or otherwise invoke any term of this agreement.

25	Counterparts and delivery

25.1	This agreement may be executed in any number of counterparts.

25.2	Where executed in counterparts:

25.2.1	this agreement shall not take effect until each of the counterparts has been delivered; and

25.2.2	delivery shall take place when the date of delivery is agreed between the parties after execution of this agreement as evidenced by the date inserted at the start of this agreement.

26	Rights and remedies

Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

27	No rescission

Save in the event of fraud, no party shall be entitled to rescind or otherwise terminate this Agreement.

28	Governing law and jurisdiction

28.1	This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of Scotland.

28.2	Each party irrevocably agrees that the Scottish courts shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

This agreement consisting of this and the preceding 17 pages together with the Schedule in 7 parts annexed hereto is executed as follows:

Signed by John Dobson:

/s/ John Dobson
John Dobson

Signed by Kenneth Dinnie:

/s/ Kenneth Dinnie
Kenneth Dinnie

Signed for and on behalf of Interlink Electronics Limited:

/s/ Steven Bronson
Steven Bronson, Director

This is the Schedule in 7 Parts referred to in the foregoing agreement among Interlinks
Electronics Limited John Dobson and Kenneth Dinnie.

Part 1 Particulars of the Company

Section 1 The Company

Name:	Calman Technology Limited
Registered number:	SC138833
Registered office:	2 Chalmers Place, Riverside Business Park, Irvine, Ayrshire, KA11 5DH
Issued share capital:	Amount: £43,199 Divided into: 43,199 ordinary shares of £1.00 each
Registered shareholder(s) (and number of Sale Shares held):	John Ronald Dobson :- 25,199 ORDINARY shares of £1 each Kenneth William Dinnie: -18,000 ORDINARY shares of £1 each
Directors:	Kenneth William Dinnie John Ronald Dobson
Secretary:	Kenneth William Dinnie
Registered charges:	None

Part 2 Sellers’ obligations at Completion

1.	Documents to be delivered at Completion

1.1	At Completion, the Sellers shall deliver (or cause to be delivered) to the Buyer:

(a)	transfers of the Sale Shares, duly signed by each of the Sellers in favour of the Buyer;

(b)	the definitive share certificates for the Sale Shares or an indemnity, in agreed form, for any lost certificates;

(c)	any waivers, consents or other documents required to enable the Buyer to be registered as the holder of the Sale Shares, in each case in agreed form;

(d)	[a duly certified copy of any power of attorney under which this agreement or any of the documents to be delivered to the Buyer under this paragraph 1 have been executed];

(e)	the registers, minute books and other records required to be kept by the Company under the CA 2006, in each case properly written up as at the Completion Date, together with the common seals (if any), certificates of incorporation and any certificates of incorporation on change of name for the Company;

(f)	the Company’s authentication code;

(g)	a letter from each of the Sellers, in agreed form, confirming that they ceased to be a registrable person (within the meaning of section 790C of the CA 2006) in relation to the Company;

(h)	signed minutes, in agreed form, of the board meetings held by the Company as required by paragraph 2 of Part 2 of the Schedule;

(i)	in relation to the Company:

(i)	statements from each bank at which it has an account, giving the balance of each account at the close of business on the last Business Day before Completion; and

(ii)	reconciliation statements reconciling the cash book balances with the bank statements delivered above;

(j)	copies of the Land Certificates, Extract registered lease, Minutes of variation and extension and other documents relating to each of the Leased Properties;

(k)	evidence, in agreed form, of the release of all guarantees or other security given by the Company in respect of the liabilities or obligations of the Company, or of any other third party;

(l)	evidence to the Buyer’s satisfaction of the repayment of all Indebtedness of the Company

(m)	duly executed employment agreements, in agreed terms, in respect of both JD and KD.

(n)	in respect of the Leased Properties, all keys, alarm codes, lease

(o)	to the extent not in the possession but in the control of the Company, the health and safety file for all Leased Properties;

(p)	to the extent not in the possession but in the control of the Company, all licenses, consents, permits and authorisations obtained by or issued to the Company.;

(q)	full unrestricted access to domain name accounts and the source code for the website

(r)	[letters of resignation in agreed terms from each officer of the Company, reigning their position as an officer [but not employee] of the Company]- DN: TBC

2.	Completion board meetings

2.1	The Sellers shall cause a board meeting of the Company to be held at Completion at which the following matters are approved:

(a)	the registration of the transfers of the Sale Shares delivered in accordance with paragraph 1.1(a) of this Part 2 of the Schedule, subject only to the transfers being duly stamped at the Buyer's cost;

(b)	the appointment of the persons nominated by the Buyer as directors of the Company, with effect from the end of the relevant board meeting;

(c)	changing the registered office of the Company to such address as is required by the Buyer; and

(d)	revoking all existing instructions and authorities to the bankers of the Company and replacing them with new instructions and authorities as the Buyer requires.

Part 3 Completion Statement

Section 1

1.	Preparation

1.1	The Sellers will procure that after Completion, and in any event no later than 45 days following Completion, that the Completion Statement for the Company will be prepared and reported on in accordance with the provisions of this Part 3 of the Schedule.

1.2	The Completion Statement shall be prepared in accordance with the following accounting policies:-

1.2.1	The specific principles, policies, bases, practices and methods detailed in paragraph 2 below; and subject thereto

1.2.2	the principles, policies, bases, practices and methods consistent with those used in the preparation of the Accounts; and subject thereto

1.2.3	the provisions applicable to companies subject to the small companies’ regime and the Financial Reporting Standard for Smaller Entities (effective January 2015) in force at the date of this agreement ("FRSSE").

1.3	For the avoidance of doubt, paragraph 1.2.1 shall take precedence over paragraphs 1.2.2 and 1.2.3 and paragraph 1.2.2 shall take precedence over paragraph 1.2.3.

1.4	Events and circumstances occurring after the Completion Date shall not be taken into account in assessing the value of items to be included in the Completion Statement, save where expressly required by this Schedule or required to fulfil the requirements of paragraph 1.2 above.

2.	Specific Accounting Principles

The following specific principles, policies, bases, practices and methods shall be used in the preparation of the Completion Statement:

2.1	The Completion Statement shall be drawn up as at 5.01 pm i.e. after close of business on the Completion Date (the "Effective Time") subject to paragraph 1.4. No account shall be taken of events taking place after the Effective Time, and regard shall only be had to information available to parties up to the Effective Time.

2.2	The Completion Statement shall be prepared on the basis that the Company is a going concern and shall exclude the effect of change of control or ownership of the Company.

2.3	For the purposes of the Completion Statement, the Effective Time (i) shall be treated as if it were the last day of a financial year (including performance of all normal year end accounting procedures) and (ii) shall be treated as if it were the end of a Tax accounting period such that full provision shall be made for actual and/or contingent tax liabilities.

2.4	The provisions of this Part 3 of the Schedule shall be interpreted so as to avoid double counting (whether positive or negative) of any item to be included in the Completion Statement.

2.5	A liability shall be included in the Actual Working Capital with respect to seller-related transaction costs (including advisor fees and any related unrecoverable Taxes) to the extent payable by the Company on or after the Effective Time but disregarding any liability to the extent that the Buyer elects to recover pursuant to the indemnity in Clause 8 of this agreement.

2.6	No balances classified as tangible or fixed assets in the Accounts (or assets acquired after the Accounts Date of a similar nature to such assets) shall be reclassified as current assets in the Completion Statement.

2.7	Full provision shall be made for all indebtedness of the Company (other than the Existing Indebtedness which is repaid on Completion).

2.8	Full provision shall be made for all accrued but untaken holidays by employees.

2.9	In accordance with the definition of Actual Working Capital, for the avoidance of doubt, no value shall be attributed in the Completion Statement to fixed assets, including without limitation, goodwill and heritable property.

2.10	No account shall be taken of debtors that are older than 90 days, save for any debts due to the Company which at Completion are older than 90 days but are collected before the Completion Statement is agreed or deemed to be agreed.

2.11	Full provision shall be made for any payments due on or after Completion as a result of arrangements made by the Sellers or the Company with any person on or before Completion relating to the sale of the Sale Shares (whatever capacity that person holds such as an employee, director, worker, customer or supplier).

2.12	Full provision shall be made in respect of all accounting costs of the Company and the Sellers for all periods on or before Completion.

2.13	No provision shall be made for deferred tax.

2.14	No provisions shall be made for dilapidations.

3.	Procedure

3.1	Within 45 days after the Completion Date, the Buyer will prepare and deliver to the Sellers a final draft of the Completion Statement.

3.2	The Sellers will review the draft Completion Statement as delivered by the Buyer under this paragraph 3, such review to be completed within 45 days of such delivery. The Sellers will notify the Buyer by written notice within such period whether or not it accepts them as complying with paragraph 1 of this Schedule. The Buyer will ensure that the Sellers and, where requested, the Sellers’ accountants, are given access as soon as reasonably practicable to all additional information they may reasonably require to enable the Sellers to make their decision. If the Sellers do not so notify the Buyer within 45 days of delivery of the draft Completion Statement then the Sellers will be deemed to have accepted the draft Completion Statement as complying with paragraph 1.

3.3	If the Sellers notify the Buyer of any objection pursuant to paragraph 3.2 within 45 days of delivery of the draft Completion Statement then:-

3.3.1	the Sellers will procure that the Sellers’ accountants set out in reasonable detail their reasons for such non-acceptance and specify the adjustments (including for the avoidance of doubt, the quantum of the same) that in their opinion should be made to the draft Completion Statement in order to comply with paragraph 1;

3.3.2	the Sellers will procure that the Sellers’ accountants provide the Buyer and the Buyer’s accountants with access to all such documents and working papers relating to their preparation of the reasons for non-acceptance and proposed adjustments to the Completion Statement referred to in paragraph 3.3.1; and

3.3.3	the Buyer and the Sellers will procure that the Buyer's accountants and the Sellers' accountants respectively use all reasonable endeavours to reach agreement upon the adjustments.

3.4	If the Buyer's accountants and the Sellers' accountants do not reach agreement within the timescales referred to within this Part 3 of the Schedule then any party may refer the matters in dispute to a partner (the “Expert”) of at least ten years’ relevant qualified experience at an independent firm of chartered accountants agreed by the parties. If the parties are unable to agree on the appointment of the Expert, after a further 21 days, a partner from an independent firm of chartered accountants will be appointed on the application of either party by the President or other senior officer for the time being of the London Court of International Arbitration.

3.5	The Expert will act on the following basis:-

3.5.1	the Expert will act as an expert and not as an arbitrator;

3.5.2	the Expert’s terms of reference will be agreed between the parties prior to engagement and will be to determine the remaining matters in dispute between the parties;

3.5.3	the parties will each provide the Expert with all information relating to the matter which the Expert reasonably requires and the Expert will be entitled (to the extent he considers appropriate) to base his or her determination on such information and on the accounting and other records of the Company;

3.5.4	the decision of the Expert is, in the absence of fraud or manifest error, final and binding on the parties;

3.5.5	the parties will each pay one half of the Expert’s costs or as the Expert may determine;

3.5.6	except to the extent that the parties agree otherwise or otherwise as set out in this paragraph 3.5, the Expert will determine its own procedure and will determine only:-

(a)	whether any of the arguments for the adjustments to be made to the draft Completion Statement put forward in the Buyer’s non-acceptance notice are correct in whole or in part; and

(b)	if so, what alterations should be made to the Completion Statement in order to correct the relevant inaccuracy in them;

3.5.7	the Expert will apply the accounting principles as set out in paragraph 1.2;

3.5.8	the procedure of the Expert will:-

(a)	give the parties a reasonable opportunity to make written representations to it; and

(b)	require that each party supply the other with a copy of any written representations at the same time as they are made to the Expert;

3.5.9	determination of the Expert will be in writing and made available for collection by each of the parties at the offices of the Expert at such time as it will determine.

3.6	If the Buyer's accountants and the Sellers' accountants reach agreement on (or pursuant to paragraph 3.2 the Buyer is deemed to have accepted) the Completion Statement, or if the Completion Statement is finally determined at any stage in the procedure set out in this paragraph 3, the Completion Statement as so agreed or determined will be the Completion Statement for the purposes of this Agreement and shall be final and binding on the Sellers and the Buyer.

3.7	The Buyer and the Sellers will pay their own costs and expenses in connection with the preparation and agreement of the Completion Statement including, where applicable, costs associated with presentation of their case to the Expert.

Part 4

Warranties Section 1 Non-Tax Warranties

1.	Power to sell the Sale Shares

1.1	The Sellers have taken all necessary actions and have all requisite power and authority to enter into and perform this agreement and each of the other Transaction Documents to which it is a party in accordance with their respective terms, including without limitation the sale to the Buyer of the Sale Shares pursuant hereto.

1.2	This agreement and each of the other Transaction Documents to which it is a party constitute (or shall constitute when executed) valid, legal and binding obligations on the respective Sellers in accordance with their respective terms.

1.3	The execution and delivery by the Sellers of this agreement and each of the other Transaction Documents to which it is a party, and compliance with their respective terms shall not breach or constitute a default:

(a)	under the Company’s articles of association, or any other agreement or instrument to which the Sellers are a party or by which either of the Sellers is bound; or

(b)	of any order, judgment, decree or other restriction applicable to either of the Sellers.

1.4	The National Security and Investment Act 2021 and any related secondary legislation including (without limitation) The National Security and Investment Act 2021 (Notifiable Acquisition) (Specification of Qualifying Entities) Regulations 2021 shall not apply to the purchase of the Sale Shares by the Buyer from the Sellers.

2.	Shares in the Company

2.1	The Sale Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid or credited as fully paid.

2.2	The Sellers are the legal and beneficial owners of the Sale Shares and are entitled to transfer the legal and beneficial title to the Sale Shares to the Buyer free from all Encumbrances, without the consent of any other person.

2.3	No person has any right to require, at any time, the transfer, creation, issue or allotment of any share, loan capital or other securities of the Company (or any rights or interest in them), and neither the Sellers nor the Company have agreed to confer any such rights, and no person has claimed any such rights.

2.4	No Encumbrance has been granted to any person or otherwise exists affecting:

(a)	the Sale Shares; or

(b)	any unissued shares, debentures or other unissued securities of the Company.

No commitment to create any such Encumbrance has been given, nor has any person claimed any right to such an Encumbrance.

2.5	The Company:

(a)	does not hold or beneficially own, or has agreed to acquire, any shares, loan capital or any other securities in any company;

(b)	has not at any time had any subsidiary or subsidiary undertaking;

(c)	is not, and has not agreed to become, a member of any limited liability partnership, partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations);

(d)	does not control or take part in the management of any company or business organisation, nor has it agreed to do so;

(e)	is in relation to any:

(i)	company or limited liability partnership registered in the UK, a registrable relevant legal entity within the meaning of section 790C of the CA 2006; or

(ii)	limited partnership registered in Scotland or general partnership constituted in Scotland, a registrable relevant legal entity within the meaning of regulation 3(8) of the Scottish Partnerships (Register of People with Significant Control) Regulations 2017 (SI 2017/694).

(f)	has any branch or permanent establishment outside its country of incorporation.

2.6	The Company has not at any time:

(a)	purchased, redeemed, reduced, forfeited or repaid any of its own share capital;

(b)	given any financial assistance in contravention of any applicable law or regulation; or

(c)	allotted or issued any securities that are convertible into shares.

2.7	No shares in the capital of the Company have been issued, and no transfer of any such shares has been registered, except in accordance with all applicable laws and the memorandum and articles of association of the Company, and all such transfers have been duly stamped (where applicable).

2.8	No warning notice or restrictions notice has been issued under Schedule 1B (Enforcement of disclosure requirements) of the CA 2006 in respect of any shares or voting rights in, or any right to appoint or remove any member of the board of directors of the Company.

3.	Constitutional and corporate documents

3.1	Copies of the articles of association (or other constitutional and corporate documents) of the Company have been Disclosed. Such copy documents:

(a)	are true, accurate and complete in all respects;

(b)	have attached to them copies of all resolutions and agreements required by applicable law to be so attached; and

(c)	fully set out all the rights and restrictions attaching to each class of shares in the capital of the Company.

3.2	The register of members, register of people with significant control (PSC Register) and all other statutory books and registers of the Company:

(a)	have been properly kept in accordance with all applicable laws;

(b)	are correctly written up to date; and

(c)	contain a true, complete and accurate record of all matters and information which should be contained in them.

No notice or allegation has been received that any such registers or books are incorrect or should be rectified.

3.3	In relation to its PSC Register, the Company has at all times complied with its duties under section 790D (Duty to investigate and obtain information) and section 790E (Duty to keep information up- to-date) of the CA 2006.

3.4	All returns, particulars, resolutions and other documents that the Company is required by law to file with, or deliver to, any authority in any jurisdiction (including, in particular, the Registrar of Companies) have been correctly made up and duly filed or delivered.

3.5	All dividends or distributions declared, made or paid by the Company have been declared, made or paid in accordance with its memorandum and articles of association, all applicable laws and regulations and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.6	All deeds and documents belonging to the Company, or to which the Company is a party, are in the possession of the Company.

4.	Information

4.1	The particulars of the Company set out in Part 1 of the Schedule are true, accurate, complete and not misleading.

4.2	All information given by or on behalf of the Sellers (or their agents or advisers) to the Buyer (or its agents or advisers) in the course of the negotiations leading up to this agreement was, when given, and is now, true, accurate, complete and not misleading.

4.3	All information contained in the Disclosure Letter is true, accurate, complete and not misleading.

4.4	There is no information that has not been Disclosed which, if Disclosed, might reasonably be expected to affect the willingness of the Buyer to enter into the Transaction on the terms of this agreement.

5.	Compliance with laws

5.1	The Company has at all times conducted its business in accordance with, and has acted in compliance with, all applicable laws and regulations of any relevant jurisdiction.

5.2	Neither the Company nor any of its directors or employees (current or past), has been convicted of an offence in relation to the business or affairs of the Company.

6.	Licences and consents

6.1	The Company holds all licences, consents, permits and authorities necessary to carry on its business in the places and in the manner in which it is carried on at the date of this agreement (Consents). Details of the Consents and copies of all related documentation have been Disclosed.

6.2	Each of the Consents is valid and subsisting, and the Company is not in breach of the terms or conditions of the Consents (or any of them).

6.3	There is no reason why any of the Consents may be revoked, suspended or cancelled (in whole or in part), or may not be renewed on the same terms.

7.	Insurance

7.1	The Company maintains, and has at all material times maintained, adequate insurance cover which is customary for a business similar to the Business against all losses and liabilities, including business interruption, and all other risks that are normally insured against by a person carrying on the same type of business as the Business.

7.2	The Disclosure Letter includes complete and accurate details of all insurance policies maintained by or on behalf of the Company (Policies).

7.3	The Policies are in full force and effect, all premiums due on them have been paid and all other conditions of the Policies have been performed and observed.

7.4	The Company has not done, or omitted to do, anything nor to the knowledge of the Company and the Sellers has any event relating to the Company occurred or may reasonably be expected to occur that may result in an increase in the premium payable for any of the Policies, or that may adversely affect the renewal of any of the Policies.

7.5	None of the Policies:

(a)	are subject to any special or unusual terms or restrictions, or to the payment of any premium in excess of the normal rate;

(b)	are void or voidable, and nothing has been done, or omitted to be done, which could make any of them void or voidable; or

(c)	are capable of being terminated, or will otherwise cease to be available to the Company as a result of Completion.

7.6	The Disclosure Letter contains complete and accurate details of all insurance claims made by the Company during the period of 12 months ending on the date of this agreement.

7.7	There are no outstanding claims under, or in respect of the validity of, any of the Policies and, so far as the Sellers are aware, there are no circumstances likely to give rise to a claim under any of the Policies.

8.	Powers of attorney

8.1	There are no powers of attorney granted by the Company which are currently in force.

8.2	No person is entitled or authorised in any capacity to bind or commit the Company to any obligation outside the ordinary course of the Business.

9.	Disputes and investigations

9.1	Neither the Company, nor any of its Directors, nor any other person for whose acts the Company may be vicariously liable, is engaged or involved in, or otherwise subject to any of the following matters (such matters being referred to in this paragraph 9 as Proceedings):

(a)	any litigation or administrative, mediation, arbitration or other proceedings, or any claims, actions or hearings before any court, tribunal or any governmental, regulatory or similar body, or any department, board or agency (except for debt collection in the normal course of business); or

(b)	any dispute with, or any investigation, inquiry or enforcement proceedings by, any governmental, regulatory or similar body or agency in any jurisdiction.

9.2	No Proceedings have been threatened or are pending by or against the Company, any Director or any other person for whose acts the Company may be vicariously liable, and there are no circumstances likely to give rise to any such Proceedings.

9.3	The Company:

(a)	is not affected by any subsisting or pending judgment, order or other decision or ruling of a court, tribunal or arbitrator, or of any governmental, regulatory or similar body or agency in any jurisdiction; or

(b)	has not given to any court, tribunal or arbitrator, or any governmental, regulatory or similar body or agency in any jurisdiction, or to any other third party a subsisting undertaking arising out of, or in connection with, any Proceedings.

10.	Defective products and services

10.1	The Company has not manufactured or sold any products or supplied any services which were at the time they were manufactured, sold or supplied or are, or will become, faulty or defective, or which did not or do not comply with any:

(a)	warranties or representations expressly or impliedly made by or on behalf of the Company in connection with such products or services; or

(b)	laws, regulations, standards and requirements applicable to such products or services.

10.2	No proceedings have been started, are pending or have been threatened against the Company:

(a)	in which it is claimed that any product manufactured or sold by the Company is defective, not appropriate for its intended use or has caused bodily injury or material damage to any person or property when applied or used as intended; or

(b)	in respect of any services supplied by the Company.

10.3	There are no disputes between the Company and any of their customers, clients or any other third parties in connection with any products or services manufactured, sold or supplied by the Company.

11.	Customers and suppliers

11.1	The definition in this paragraph applies in this agreement.

Material Counterparty: any customer, client or supplier of the Company that represented at least 5% of the total purchases or supplies made by or to the Company during the period of 12 months ending on the Completion Date.

11.2	In the period of 12 months ending on Completion Date:

(a)	no Material Counterparty has ceased, or threatened to cease to do business with, or reduced, or threatened to reduce in any material respect the extent to which it does business with, the Company;

(b)	there has been no material adverse change in the basis or terms on which any Material Counterparty does business with the Company; and

(c)	the Business has not been materially affected in an adverse manner as a result of (either individually or in combination) the loss of, or a reduction in trading with, any customer, client or supplier of the Company, or a change in the terms on which any such customer, client or supplier does business with the Company.

11.3	No customer, client or supplier accounted for more than 10% of the aggregate sales or purchases (as applicable) made by the Company during the financial period ended on the Accounts Date.

12.	Contracts

12.1	The definition in this paragraph applies in this agreement:

Material Contract: any agreement, arrangement, understanding or commitment that the Company is a party to or bound by, and which is of material importance to the business, profits or assets of the Company.

12.2	Except as Disclosed, the Company is not a party to, or otherwise subject to any agreement, arrangement, understanding or commitment which satisfies one or more of the following:

(a)	is a Material Contract;

(b)	is of an unusual or exceptional nature;

(c)	is not in the ordinary and usual course of the Business;

(d)	may be terminated as a result of a change of Control of the Company;

(e)	restricts the freedom of the Company to carry on the Business in any part of the world in such manner as it thinks fit;

(f)	involves agency or distributorship;

(g)	involves partnership, joint venture, consortium, joint development, shareholder or similar arrangements;

(h)	involves the grant of any sole or exclusive rights by or to the Company;

(i)	is incapable of complete performance in accordance with its terms within six months after the date on which it was entered into;

(j)	cannot be readily fulfilled or performed by the Company on time and without undue or unusual expenditure of money and effort;

(k)	requires the Company to pay any commission, finder's fee, royalty or the like;

(l)	is for the supply of goods and/or services by or to the Company on terms under which retrospective or future discounts, price reductions or other financial incentives are given;

(m)	is not on arm's-length terms; or

(n)	is a finance lease, hire purchase, rental or credit sale agreement, or which otherwise provides for the purchase or right to purchase any asset by instalment payments.

12.3	There are no outstanding or ongoing negotiations of material importance to the business, profits or assets of the Company, or any outstanding quotations or tenders for a contract that, if accepted, would give rise to a Material Contract, or a contract of any other type as referred to in paragraph

12.2 of Part 4 of the Schedule.

12.4	Each Material Contract is in full force and effect and binding on the parties to it.

12.5	Neither the Company, nor any counterparty is (or will, with the lapse of time, be) in default of any:

(a)	Material Contract; or

(b)	other agreement, arrangement, undertaking or commitment a default of which would be material having regard to the trading, profits or financial position of the Company.

No such default has been threatened, and there are no facts or circumstances likely to give rise to any such default.

12.6	No notice of termination of a Material Contract has been received or served by the, and there are no grounds for the termination, rescission, avoidance, repudiation or a material change in the terms of any such contract.

13.	Transactions with the Sellers

13.1	There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and the Sellers, or either one of them.

13.2	Neither Seller is entitled to a claim of any nature against the Company, or has assigned to any person the benefit of any such claim.

13.3	Neither Seller is at the date of this agreement, nor has been at any time during the period of 2 years immediately preceding the date of this agreement, concerned, interested or engaged, directly or indirectly and in whatever capacity, in any other business similar to or competitive with the Business.

14.	Finance and guarantees

14.1	The Disclosure Letter contains full particulars of all:

(a)	money borrowed by the Company; and

(b)	loans, overdrafts, credit cards or other financial facilities currently outstanding or available to the Company (Financial Facilities), including copies of all material documents relating to such Financial Facilities.

14.2	The total amount borrowed by the Company (whether pursuant to the Financial Facilities or otherwise) does not exceed any limitations on the borrowing powers of the Company contained in:

(a)	its articles of association; or

(b)	any debenture or other deed or document binding on the Company.

14.3	No indebtedness of the Company is due and payable and no Encumbrance over any of the assets of the Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise.

14.4	The Company has not received any notice (whose terms have not been fully complied with or carried out) from any creditor requiring any payment to be made in respect of any indebtedness (whether arising pursuant to the Financial Facilities or otherwise), or intimating the enforcement of any Encumbrance which it holds over the assets of the Company.

14.5	Except as Disclosed, no Encumbrance, guarantee, indemnity or other similar security arrangement has been given or entered into (or agreed to be given or entered into) by the Company or any third party in respect of the borrowings or other obligations of the (whether arising pursuant to the Financial Facilities or otherwise).

14.6	The Company has not given or entered into (or agreed to give or enter into) any Encumbrance, guarantee, indemnity or other similar security arrangement in respect of the indebtedness of, or the default in the performance of any obligation by, any other person.

14.7	The Company has not:

(a)	factored or discounted any of its debts;

(b)	engaged in financing of a type which would not need to be shown or reflected in the Accounts; or

(c)	waived any right of set-off it may have against any third party.

14.8	The Company does not have any outstanding loan capital, or has lent any money that has not been repaid, and there are no debts owing to the Company other than debts that have arisen in the normal course of the Business.

14.9	The debts owing to the Company as reflected in the Accounts, and all debts subsequently recorded in the books of the Company since the Accounts Date:

(a)	have been realised, or will within three months after the date of this agreement realise in cash their full amount as included in those Accounts or books;

(b)	have not been outstanding (in whole or in part) for more than three months from its due date for payment; and

(c)	are not subject to any right of set-off or counterclaim.

14.10	The Company is not subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any government department or other body.

14.11	Particulars of the balances of all the bank accounts of the Company, showing the position as at the day immediately preceding the Completion Date, have been Disclosed the Company does not have any other bank account. Since the date of those particulars, there have been no payments out of those bank accounts other than routine payments in the ordinary course of the Business.

14.12	Having regard to the existing banking and other facilities available to it, the Company has sufficient working capital for the purposes of executing, carrying out and fulfilling in accordance with their respective terms all orders, projects and contractual obligations which have been placed with or undertaken by the Company.

15.	Liabilities

15.1	The Company does not have any liabilities (including contingent liabilities) other than as disclosed in the Accounts or incurred in the ordinary and proper course of the Business since the Accounts Date.

15.2	No sum is owing by the Company to its auditors, solicitors or other professional advisers, and no accrual ought properly to be made by it in respect of any such sum.

16.	Effect of the Transaction

16.1	Neither the acquisition of the Sale Shares by the Buyer, nor compliance with the terms of this agreement will:

(a)	cause the Company to lose the benefit of any asset, right or privilege it presently enjoys;

(b)	relieve any person of any obligation to the Company (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by the Company, or to exercise any other right in respect of the Company;

(c)	result in any customer, client or supplier being entitled to cease dealing with the Company, or materially reducing its level of business, or changing the terms on which it deals, with the Company;

(d)	result in the loss or impairment of, or any default under, any licence, authorisation or consent required by the Company for the purposes of the Business;

(e)	so far as the Sellers are aware, result in any officer or senior employee leaving the Company;

(f)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the assets of the Company;

(g)	result in any present or future indebtedness of the Company becoming due and payable or capable of being declared due and payable before its stated maturity date, or cause any Financial Facility to be terminated or withdrawn;

(h)	entitle any person to receive from the Company any finder's fee, brokerage or other commission in connection with the Transaction;

(i)	give rise to, or cause to become exercisable, any right of pre-emption over the Sale Shares; or

(j)	entitle any person to acquire, or affect the entitlement of any person to acquire, shares in the Company.

17.	Insolvency

17.1	The Company:

(a)	Is not insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or any other applicable insolvency legislation; or

(b)	has not stopped paying its debts as they fall due.

17.2	No step has been taken or proposal made in any applicable jurisdiction to initiate any process by or under which:

(a)	the ability of the creditors of the Company to take any action to enforce their debts is suspended, restricted or prevented, including (without limitation) pursuant to a moratorium under Part A1 of the Insolvency Act 1986;

(b)	some or all of the creditors of the Company accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums, or make any other compromise or arrangement with the Company (including, without limitation, a restructuring plan under Part 26A of the CA 2006), with a view to preventing the dissolution of the Company;

(c)	a person is appointed to manage the affairs, business and assets of the Company on behalf of its creditors; or

(d)	the holder of a charge over any of the assets of the Company is appointed to control the business and/or any assets of the Company.

17.3	In relation to the Company:

(a)	no administrator has been appointed;

(b)	no documents have been filed with the court for the appointment of an administrator; and

(c)	no notice of an intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986).

17.4	No process has been initiated which could lead to the Company being dissolved and its assets being distributed among its creditors, shareholders or other contributors.

17.5	No distress, execution or other process has been levied or enforced on, and no creditor or encumbrancer has taken control of, any goods or assets of the Company.

18.	Accounts

18.1	The Accounts:

(a)	show a true and fair view of the state of affairs of the Company as at the Accounts Date, and of their profit or loss and total comprehensive income for the accounting period ended on the Accounts Date, but for the avoidance of doubt the company is exempt from the requirement to obtain an independent audit and as such no audit has been carried out.;

(b)	have been properly prepared in accordance with FRS 102, using appropriate accounting policies and estimation techniques as required by FRS 102;

(c)	comply with the requirements of the CA 2006 and all other applicable law and regulations in the UK;

(d)	(save as the Accounts expressly disclose) are not affected by any extraordinary, exceptional or non-recurring items; and

(e)	(save as the Accounts expressly disclose) have been prepared using the same accounting policies and estimation techniques as those adopted and applied in preparing the Company’s accounts for the three years preceding the Accounts.

(f)	filed with the Registrar of Companies,

in each case in accordance with the relevant requirements of the CA 2006 and all other applicable laws and regulations in the UK.

18.2	The Accounts:

(a)	charge depreciation and amortisation on non-current assets at a suitable rate such that all non-current assets will be written down to nil or a realisable residual value at the end of their useful lives as required by sections 17 and 18 of FRS 102;

(b)	reflect all impairments to the recoverable amounts of non-current assets as required by section 27 of FRS 102, whether or not there were any indicators of impairment at the Accounts Date;

(c)	make proper and adequate provision for credit risk such that all receivables are stated at no more than their recoverable amount at the Accounts Date;

(d)	classify and measure all financial instruments according to the requirements of sections 11 and 12 of FRS 102;

(e)	have correctly allocated overheads to the cost of inventory based on normal levels of activity, make proper provision against or have written off all obsolete or slow-moving inventory, and show all items of inventory at the lower of cost and estimated selling price less costs to complete or sell at the Accounts Date as required by section 13 of FRS 102;

(f)	include all known liabilities and all provisions as required by section 21 of FRS 102;

(g)	provide for all Tax in respect of which the Company are accountable, including deferred tax, as required by section 29 of FRS 102;

(h)	include in the notes disclosure of all contingent liabilities as required by section 21 of FRS 102;

(i)	include in the notes all related party disclosures as required by section 33 of FRS 102; and

(j)	have dealt with all events after the Accounts Date up to the date of approval of the relevant accounts by the board of directors as required by section 32 of FRS 102.

18.3	The Management Accounts have been prepared on a basis consistent with that employed in preparing the Accounts and fairly represent the assets and liabilities and the profits and losses of the Company as at the date and in respect of the period to which they relate.

19.	Changes since the Accounts Date

19.1	Since the Accounts Date:

(a)	the Company has conducted the Business in the normal course and as a going concern;

(b)	there has been no material adverse change in the turnover, prospects or financial position of the Company;

(c)	the Company has not issued or agreed to issue any share or loan capital;

(d)	no dividend or other distribution of profits or assets has been, or agreed to be, declared, made or paid by the Company;

(e)	the Company has not borrowed or raised any money or given or taken any form of financial security;

(f)	no capital expenditure has been incurred on any individual item by the Company in excess of £15,000 and the Company has not acquired, invested in or disposed of (or agreed to acquire, invest in or dispose of) any individual item in excess of £10,000.

(g)	no shareholder resolutions of the Company have been passed;

(h)	there has been no abnormal increase or reduction of inventory;

(i)	the Company has not offered price reductions or discounts or allowances on sales of inventory, or sold inventory at less than its value in the Accounts;

(j)	the Company has paid its creditors within the applicable periods agreed with the relevant creditor and there are no amounts owing by the Company which have been outstanding for more than 60 days; and

(k)	there has been no reduction in the value of the net assets of the Company determined in accordance with the same accounting principles and policies as those applied in the Accounts (and on the basis that each of the assets is valued at a figure no greater than the value attributed to it in the Accounts or, in the case of any of the assets acquired by the Company after the Accounts Date, at a figure no greater than cost).

20.	Financial and other records

20.1	All financial and other records of the Company (“Records”):

(a)	have been properly prepared and maintained;

(b)	constitute an accurate record of all matters required by law to appear in them, and in the case of the accounting records, comply with the requirements of sections 386 and 388 of the CA 2006;

(c)	do not contain any material inaccuracies or discrepancies; and

(d)	are in the possession of the Company.

20.2	No notice has been received or allegation made that any of the Records are incorrect or should be rectified.

20.3	To the extent that any of the Records are maintained or stored electronically:

(a)	the Company is the owner of any hardware and software required to access, maintain, copy and use such Records, and such ownership is not shared with any other person; and

(b)	such Records are adequately backed-up.

21.	Assets

21.1	The assets included in the Accounts, together with any assets acquired since the Accounts Date and all other assets used by the Company in connection with the Business (except for those disposed of since the Accounts Date in the normal course of business) are:

(a)	legally and beneficially owned by the Company, and the Company owner has good and marketable title to such assets;

(b)	not the subject of any lease, lease hire agreement, hire purchase agreement or agreement for payment on deferred terms, or any licence or factoring arrangement; and

(c)	in the possession and control of the Company.

21.2	Except as Disclosed, none of the assets, undertaking or goodwill of the Company is subject to an Encumbrance or any agreement or commitment to create an Encumbrance, and no person has claimed to be entitled to create such an Encumbrance.

21.3	The assets owned by the Company comprise all the assets necessary for the continuation of the Business as it is carried on at the date of this agreement.

22.	Plant and equipment

22.1	The plant, machinery, vehicles, office and other equipment used by the Company in connection with the Business are:

(a)	in good working order and have been regularly and properly maintained;

(b)	capable, and will continue to be capable, of doing the work for which they were designed; and

(c)	not surplus to the current or proposed requirements of the Company.

23.	Intellectual property

In this paragraph 23, "Owned Intellectual Property" means (a) all Intellectual Property registered or applied for in the name of the Company; and/or (b) all unregistered Intellectual Property material for the carrying on of the business of the Company or which otherwise comprises a significant asset of the Company, in each case owned by the Company details of which are set out in the Disclosure Letter.

23.1	The Company is the sole legal and beneficial owner of all Owned Intellectual Property free from all Encumbrances.

23.2	None of the registrations or applications included in the Owned Intellectual Property is subject to, or likely to be subject to, amendment, challenge, removal or surrender. So far as the Sellers are aware, there is nothing which may prevent any of the applications comprised in the Owned Intellectual Property being granted.

23.3	In respect of all Owned Intellectual Property registered or applied for by or on behalf of the Company, all application, filing, registration, renewal and other fees have been paid as and when due and all other steps required for the prosecution, maintenance and protection of the same have been taken on a timely basis.

23.4	No compulsory licences or licences of right have been or are likely to be granted in respect of any of the Owned Intellectual Property.

23.5	The Disclosure Letter contains complete and accurate details of all licences of Intellectual Property granted by the Company and all licences of Intellectual Property granted to the Company (in each case including, without limitation, research and development agreements, letters of consent, undertakings, and co-operation agreements entered into by the Company) (the "IP Licences").

23.6	Each of the IP Licences is binding and in force and has, where required, been registered or recorded. None of the parties to the IP Licences is in breach thereof and there is no fact or matter which would or may give rise to a breach of any of the IP Licences.

23.7	No notice to terminate any of the IP Licences has been given or threatened and there are no grounds on which any of the IP Licences may be terminated (including the entering into of this agreement). No disputes have arisen or are foreseeable in connection with any IP Licence.

23.8	The Company owns, or has properly and validly licensed to it, all Intellectual Property which is used, or required to be used, in or in connection with its business as presently carried on.

23.9	No person (and no employee of the Company) has asserted any moral or similar right in respect of any Intellectual Property Rights or any Intellectual Property which is the subject of an IP Licence, and the Company has not breached any moral right of any third party.

23.10	None of the processes and methods employed, the business conducted, the services provided or the products manufactured, used or dealt with by the Company infringes, or has at any time in the five years prior to the date of this agreement, infringed any Intellectual Property of any third party.

23.11	No claim has been made by a third party nor do circumstances exist that are likely to give rise to a claim which alleges that any of the operations of the Company infringe, or is likely to infringe, the Intellectual Property of any third party or which disputes the right of the Company to use any Intellectual Property Rights.

23.12	So far as the Sellers are aware there exists no actual or threatened infringement of any of the Intellectual Property Rights or any circumstance likely to constitute such an infringement. The Company has not acquiesced in the unauthorised use by any third party of any Intellectual Property Rights.

23.13	So far as the Sellers are aware no mark, trade name or domain name identical or similar to any such rights in the Owned Intellectual Property has been registered, or is being used by any person in the same or a similar business to that of the Company in any country in which the Company has registered or is using that mark, trade name or domain name.

23.14	There is (and has during the three years preceding the date of this agreement been) no civil, criminal, arbitration, administrative or other proceedings or dispute in any jurisdiction concerning any of the Intellectual Property Rights. No such proceedings or dispute are pending or threatened and no matter exists which might give rise to such proceedings or dispute.

23.15	The Company has not disclosed or agreed to disclose any Confidential Information or Know How to any person other than (i) to its employees who are bound by obligations of confidence or (ii) properly in the ordinary and usual course of business of the Company and on condition that the disclosure is to be treated as being of a confidential nature, and in each case where such Confidential Information or Know How is material to the business of the Company, the Company has received a written undertaking of confidentiality from the recipient.

23.16	the Company has applied reasonable security measures and secured all Confidential Information and Know How to no less than a standard reasonably expected of a similar sized company and the Company has provided adequate protection from unauthorised disclosure, copying or use of all Confidential Information and Know-How.

23.17	The Company is not a party to a confidentiality or other agreement which restricts the free use or disclosure of information used in its business.

23.18	There are no injunctions, undertakings, orders, agreements or arrangements which restrict the disclosure, use or assignment by the Company of any of the Intellectual Property Rights.

23.19	None of the Owned Intellectual Property or the IP Licences will be lost or rendered liable to termination by virtue of the acquisition of the Sale Shares by the Buyer or the performance of the other transactions contemplated by this agreement.

23.20	All persons retained, commissioned, employed or otherwise engaged by the Company from time to time (including employees, by independent contractors, freelancers and consultants) and who, in the course of such engagement created, discovered, conceived or developed work in which Intellectual Property subsists or might reasonably have been expected to subsist:

(a)	were at the relevant time employees of the Company and developed such Intellectual Property during the normal course of their employment with the Company; or

(b)	were at the relevant time engaged on terms pursuant to which all of the Intellectual Property in the work which they carried out or produced for the Company vests solely in the Company, both legally and beneficially, and

(c)	no such person has, or has made any claim to, any right, title or interest in or in respect of such Intellectual Property or to any compensation or remuneration in relation to such Intellectual Property, whether under section 40 Patents Act 1977 (or equivalent law or regulation in any jurisdiction) or otherwise nor so far as the Sellers are aware are they likely to.

23.21	Materially complete and accurate records, files and documents have been maintained for all Intellectual Property Rights and such records, files and documents are in the possession or under the control of the Company.

24.	Information technology

For the purposes of the warranties in this paragraph 24 "Computer Systems" includes all computer systems, hardware, firmware, peripherals, communication links, storage media, telecommunications and networking equipment and other equipment used in conjunction therewith together with all computer software and all related object and source codes and databases used by or on behalf of the Company; and "Computer Contracts" means contracts relating to the IT Systems and software (including standard off the shelf software), including leasing, hiring, hire purchase, licensing, maintenance, support, services, deposit and escrow agreements, and any similar agreements or arrangements.

24.1	A complete, accurate and up to date description of the Computer Systems is set out in the Disclosure Letter.

24.2	All the Computer Systems used or required to be used by the Company:-

(a)	are in full operating order, are functioning properly in accordance with their specifications and at the date of Completion fulfil the purposes for which they were acquired or established in an efficient manner without material failures, downtime or errors;

(b)	have been satisfactorily and regularly maintained in accordance with all necessary support and maintenance agreements, complete and accurate copies of which are disclosed in the Disclosure Letter;

(c)	do not contain viruses, bugs or anything which may distort their proper function, allow unauthorised access or disable the Systems without the authority of the user;

(d)	have adequate capacity for the Company's present needs;

(e)	have adequate security, back-up systems, duplication, hardware and software support and maintenance (including emergency cover) and trained personnel to preserve the availability, security and integrity of the Computer Systems and the data and information stored on the Computer Systems; and

(f)	do not infringe the rights of any third party.

24.3	In the three years immediately preceding Completion the Company has not suffered any major failures or bugs in or breakdowns of any of the Computer Systems (including hardware and software) which it uses in its business which have resulted in significant or repeated disruption or loss or interruption in or to its use.

24.4	The Computer Systems are either owned by, or properly licensed or leased to, the Company free from Encumbrances, to enable the Company to continue in the ordinary course of its business. The Company is not in default under the licenses or leases and there are no grounds on which they might be terminated.

24.5	The ownership, benefit, or right to use the Computer Systems will not be lost as a result of the change in the underlying ownership or control of the Company and is not aware of any other circumstances which may adversely affect the continued use of the Computer System after Completion.

24.6	The Company has possession or control of the source code of all software in the Computer Systems, or has the right to gain access to and disclose freely such source code under the terms of source code deposit agreements with the owners of the rights in the relevant software and reputable deposit agents.

24.7	Full details of all software written or commissioned, or otherwise owned, by the Company are set out in the Disclosure Letter and in the case of such software, no other person has rights therein or rights to use or rights to copies of the software or source codes.

24.8	All Computer Contracts (other than contracts for standard off the shelf software) have been disclosed in the Disclosure Letter. No party to the Computer Contracts is in material breach of any of the Computer Contracts. No notices of breach or termination have been served on or by the Company in respect of any such Computer Contracts.

24.9	The Computer Systems do not contain any third party software or systems which are not available from third party suppliers on arms length commercial terms.

24.10	The Company has in force binding software and hardware maintenance and support agreements for the Computer Systems and complete and accurate copies are disclosed in the Disclosure Letter.

24.11	The appropriate employees are adequately trained to enable them to use and operate the Computer Systems owned or used by the Company to the full extent of the capabilities of those systems.

24.12	The domain names listed in the Disclosure Letter are all the domain names owned, registered, used, or required to be used, in or in connection with the business of the Company as presently carried on (the "Domain Names") and no similar domain names are owned by or have been registered by the Company anywhere in the world.

24.13	The Company is the sole owner of the Domain Names, together with the website(s) which may be accessed at those domain names (the "Websites") including the goodwill, copyright and other Intellectual Property in, and content of, the Websites.

24.14	Full details of all Websites currently or previously operated and other internet operations currently or previously carried on, by or on behalf of the Company are disclosed in the Disclosure Letter.

24.15	The Company has a disaster recovery plan in place which would enable to business to continue if there were significant interference with or damage to, or destruction of, some or all of the Computer Systems. A complete and accurate copy of the plan is disclosed in and attached to the Disclosure Letter.

24.16	The Company has implemented appropriate procedures for ensuring the security of the Computer Systems and the confidentiality and integrity of all data stored in them, including an IT security policy and cyber-security training program which are regularly updated and enforced.

25.	Data protection and privacy

25.1	The definitions in this paragraph apply in this agreement.

Data Protection Laws: all laws (whether of the UK or any other jurisdiction) relating to the use, protection and privacy of Personal Data (including, without limitation, the privacy of electronic communications) which are from time to time applicable to the Company (or any part of its business).

Personal Data: has the meaning given to that term in Article 4 of the UK GDPR.

Processor: has the meaning given in paragraph 25.4(a) of Section 1 of Part 4 of this Schedule.

Supervisory Authority: any local, national, supranational, state, governmental or quasi- governmental agency, body, department, board, official or entity exercising regulatory or supervisory authority pursuant to any Data Protection Laws, including the Information Commissioner's Office in the UK.

UK GDPR: has the meaning given to it in section 3(10) (as supplemented by section 205(4)) of the Data Protection Act 2018.

25.2	The Company has at all times complied with the Data Protection Laws in all respects.

25.3	The Company has:

(a)	introduced and applied appropriate data protection policies and procedures concerning the collection, use, storage, retention and security of Personal Data (details of which are included in the Disclosure Letter), and implemented regular staff training, use testing, audits or other documented mechanisms to ensure and monitor compliance with such policies and procedures;

(b)	appointed a data protection officer if required to do so under the Data Protection Laws, and details of such appointment are set out in the Disclosure Letter;

(c)	maintained complete, accurate and up to date records of all their Personal Data processing activities as required by the Data Protection Laws, copies of which are included in the Disclosure Letter;

(d)	carried out and maintained complete, accurate and up to date records of, all data protection impact assessments required by the Data Protection Laws;

(e)	issued appropriate privacy notices to data subjects which comply with all applicable requirements of the Data Protection Laws;

(f)	implemented appropriate technical and organisational measures to protect against the unauthorised or unlawful processing of, or accidental loss or damage to, any Personal Data processed by the Company or the Processors, and ensure a level of security appropriate to the risk represented by the processing and the nature of the Personal Data to be protected; and

(g)	put in place an adequate data breach response plan (including maintaining a record of personal data breaches) that enables the Company and the Processors to comply with the related requirements of the Data Protection Laws, details of which are set out in the Disclosure Letter.

25.4	The Company has:

(a)	undertaken appropriate due diligence on any third parties they have appointed to process Personal Data (Processors); and

(b)	an agreement in place with each Processor (copies of which are included in the Disclosure Letter) which complies with all applicable requirements of the Data Protection Laws.

25.5	The Company has complied with all applicable requirements under the Data Protection Laws relating to the disclosure or transfer of Personal Data outside the UK.

25.6	The Company has complied with all data subject requests, including any requests for access to Personal Data, the cessation of specified processing activities or the rectification or erasure of any Personal Data, in each case in accordance with the requirements of the Data Protection Laws, and there are no such requests outstanding at the date of this agreement.

25.7	Neither the Company nor any of the Processors have, in the period of 3 years preceding the Completion Date, suffered any breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to any Personal Data.

25.8	The Company has not in the period of 3 years preceding the date of this agreement received any:

(a)	notice, request, correspondence or other communication from any Supervisory Authority, or been subject to any enforcement action (including any fines or other sanctions), in each case relating to a breach or alleged breach of their obligations under the Data Protection Laws; or

(b)	claim, complaint, correspondence or other communication from a data subject or any other person claiming a right to compensation under the Data Protection Laws, or alleging any breach of the Data Protection Laws, and, so far as the Sellers are aware, there is no fact or circumstance that may lead to any such notice, request, correspondence, communication, claim, complaint or enforcement action.

25.9	The Company has duly complied with all applicable notification or registration obligations and paid the appropriate level of fees or charges in respect of their processing activities, in each case as required by the Data Protection Laws.

25.10	The Company has obtained valid consents in respect of their mailing lists and have complied with any data subject opt-out requests.

26.	Employment

26.1	The definitions in this paragraph apply in this agreement:

Employment Laws: all laws applying in Scotland from time to time which affect contractual or other relations between an employer and their employees or workers including (but not limited to) all legislation and any claim arising under European treaty provisions or directives (as any such treaties or directives apply in Scotland from time to time, including as retained, amended, extended, re-enacted or otherwise given effect on or after 11pm on 31 January 2020) which, in either case, are enforceable against the Company by any Employee or Worker.

Employee: any person employed by the Company under a contract of employment.

Representative Body: any trade union, staff association, staff council, works council, information and consultation body and any other worker representatives relating to any person employed or engaged by or in the Company.

Worker: any person who is not an Employee and personally performs work for the Company but who is not in business on their own account or in a client/customer relationship.

26.2	The name of each director and any shadow directors of the Company is set out in Part 1 of the Schedule.

26.3	The Disclosure Letter includes anonymised details of each Employee and Worker and the principal terms of their contract including:

(a)	the company that employs or engages them;

(b)	their current remuneration (including any benefits and privileges provided or which the Company is bound to provide to them or their dependants, whether now or in the future, details of shift and any other allowances, and any entitlement to, or expectation of, performance-related remuneration);

(c)	the commencement date of each contract and, if an Employee, the date on which continuous service began;

(d)	the length of notice necessary to terminate each contract or, if a fixed term, the expiry date of the fixed term and details of any previous renewals;

(e)	the type of contract (whether full or part-time or other);

(f)	their age;

(g)	any country in which the Employee or Worker works or performs services and/or is paid, if the Employee or Worker works or is paid outside Scotland; and

(h)	the law governing the contract, if the Employee or Worker works or is paid outside Scotland.

26.4	The Disclosure Letter includes anonymised details of all persons who are not Workers and who are providing services to the Company under an agreement that is not a contract of employment with the Company (including, in particular, where the individual acts as a consultant or is on secondment from an employer that is not a member of the Company's Group) and the particulars of the terms on which the individual provides services, including:

(a)	the company that engages them;

(b)	the remuneration of each individual (including any benefits and privileges provided or which the Company is bound to provide to them or their dependants, whether now or in the future, and any entitlement to, or expectation of, performance-related remuneration);

(c)	the length of notice necessary to terminate each agreement or, if a fixed term, the expiry date of the fixed term and details of any previous renewals;

(d)	any country in which the individual provides services, if the individual provides services outside Scotland; and

(e)	the law governing the agreement, if the individual provides services wholly or mainly outside Scotland.

26.5	The employment contract for each Employee includes an unconditional assignation to the Company of all Intellectual Property Rights created by that Employee in the course of their employment.

26.6	The Disclosure Letter includes anonymised details of all Employees and Workers who are on secondment, maternity, paternity, adoption, shared parental leave or other leave or who are absent due to ill-health or for any other reason.

26.7	No notice to terminate the contract of any Employee or Worker (whether given by the relevant employer or by the Employee or Worker) is pending, outstanding or threatened and no dispute under any Employment Laws or otherwise is outstanding between the Company and any current or former:

(a)	Employee relating to their employment, its termination or any reference given by the Company regarding such Employee; or

(b)	Worker relating to their contract, its termination or any reference given by the Company regarding such Worker.

26.8	No questions have been submitted to the Company by an Employee or Worker in relation to potential claims under equal pay or discrimination legislation that remain unanswered in full or in part.

26.9	Every Employee or Worker who requires permission to work in the UK has current and appropriate permission to work in the UK.

26.10	No offer of employment or engagement has been made by the Company that has not yet been accepted, or that has been accepted but where the employment or engagement has not yet started.

26.11	The acquisition of the Sale Shares by the Buyer and compliance with the terms of this agreement will not entitle any Directors, senior Employees or officers of the Company to terminate their employment or receive any payment or other benefit.

26.12	All contracts between the Company and its Employees and Workers are terminable at any time on not more than three months' notice without compensation (other than for unfair dismissal or a statutory redundancy payment) or any liability on the part of the Company other than wages, commission or pension.

26.13	All contracts between the Company and its Directors, Employees or Workers comply with any relevant requirements of section 188 of the CA 2006.

26.14	The Company is not a party to, bound by or proposing to introduce in respect of any of its Directors or Employees any redundancy payment scheme in addition to statutory redundancy pay, nor is there any agreed procedure for redundancy selection.

26.15	In the period of 7 years preceding the date of this agreement, the Company has not been a party to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 affecting any of the Employees or any other persons engaged in the business of the Company and no event has occurred that may involve such persons in the future being a party to such a transfer. No such persons have had their terms or employment varied for any reason as a result of or connected with such a transfer.

26.16	The Company has not incurred any actual or contingent liability in connection with any termination of employment of its Employees (including redundancy payments) or for failure to comply with any order for the reinstatement or re-engagement of any Employee.

26.17	The Company has not incurred any liability for failure to provide information or to consult with Employees under any Employment Laws.

26.18	The Company has not made or agreed to make a payment or provided or agreed to provide a benefit to any Director, officer, Employee or Worker or former director, officer, employee or worker of the Company, or to their dependants in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.

26.19	The Company is not involved in any material industrial or trade dispute or negotiation regarding a claim with any Representative Body and there is nothing likely to give rise to such a dispute or claim.

26.20	The Company has not:

(a)	in the last 12 months, altered any of the terms of employment or engagement of any Employee or Worker; or

(b)	offered, promised or agreed to any future variation in the terms of employment or engagement of any Employee or Worker.

26.21	The Company has not transferred, or agreed to transfer, any Employee or Worker from working for the Company, or induced any Employee or Worker to resign their employment with the Company.

26.22	There are no sums owing to any Employees or Workers or any former employees or workers of the Company other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year.

26.23	The Company has afforded all Employees and Workers the right to paid holiday under regulations 13 and 13A of the Working Time Regulations 1998 (SI 1998/1833) (WTR 1998), and have not deterred or prevented any Employee or Worker from taking such holiday whether or not requested.

26.24	In the two years preceding the date of this agreement, in respect of each of the Employees and Workers, all holiday pay for periods of holiday taken under regulation 13 of the WTR 1998 has been calculated and paid in accordance with Directive 2003/88/EC of the European Parliament and of the Council of 4 November 2003 concerning certain aspects of the organisation of working time (as it applies in Scotland from time to time, including as retained, amended, extended, re-enacted or otherwise given effect on or after 11pm on 31 January 2020).

26.25	There are no loans to any Director or former director of the Company, or any Employee or Worker (or any of their respective nominees or associates) made or arranged by the Company.

26.26	The Disclosure Letter includes:

(a)	anonymised copies of all contracts, handbooks, policies and other documents that apply to any Employee or Worker; and

(b)	copies of all agreements or arrangements with any Representative Body (whether binding or not) and details of any unwritten agreements or arrangements that may affect any Employee or Worker.

26.27	In respect of each Employee and Worker, the Company has:

(a)	performed all obligations and duties they are required to perform (and settled all outstanding claims), whether or not legally binding and whether arising under contract, statute or at common law, under any treaties (including the Treaty on the Functioning of the European Union) or laws of the European Union (as any treaties or laws of the European Union apply in Scotland from time to time, including as retained, amended, extended, re-enacted or otherwise given effect on or after 11pm on 31 January 2020) or otherwise;

(b)	complied with the terms of any relevant agreement or arrangement with any trade union, employee representative or body of employees or their representatives (whether binding or not); and

(c)	maintained adequate, suitable and up-to-date records.

26.28	No Employee is subject to a current disciplinary warning or procedure.

27.	COVID-19

27.1	No employee or officer of the Company has been required to carry out their duties in a jurisdiction other than their usual jurisdiction of residence, or other than the jurisdiction in which they typically carry out their duties, as a result of COVID-19 related travel restrictions.

27.2	There has been no change in the nature of the trading activities carried on by the Company as a result of the COVID-19 pandemic (including a change in the goods or services or the outlets from which supplies are made).

27.3	The Company has not received any funds (by way of grant, loan or otherwise) from any government, local authority or bank under any scheme, arrangement or other mechanism in connection with COVID-19.

28.	Retirement benefits

28.1	The Company is not and never has been a party to any agreement or arrangement other than the Pension Scheme for the provision of any Relevant Benefits for any person.

28.2	The Company does not operate, nor has it ever operated, a defined benefit pension scheme.

28.3	The Pension Scheme is a group personal pension scheme (i.e. an arrangement under which Employees may participate on a grouped basis in personal pension schemes (as defined in section 1 of the Pension Schemes Act 1993)).

28.4	The Company has at all times complied in all material respects with their employer duties under Chapter 1 of Part 1 of the Pensions Act 2008.

28.5	There are attached to the Disclosure Letter true and complete copies of:

(a)	all documents that have been issued about the Pension Scheme to any Employees;

(b)	documents showing, or details of, the rate and the amount of the contributions the Company has undertaken to contribute to the Pension Scheme;

(c)	a list of all Employees together with all particulars necessary to establish the contributions payable or contingently payable to or in or respect of them under the Pension Scheme and to comply with the duties under Chapter 1, Part 1 of the Pensions Act 2008.

28.6	All death in service benefits which may be payable under the Pension Scheme are fully insured and all insurance premiums payable in respect of the Pension Scheme by the Company have been duly paid to the relevant insurance company and there is no ground on which the relevant insurance company could avoid liability under any policy of insurance applicable to such benefits.

28.7	All contributions payable by the Company in respect of the Pension Scheme and all other fees, charges or expenses payable by the Company have been paid.

28.8	So far as the Sellers are aware, there are no claims or actions in respect of the Pension Scheme (including complaints to the Pensions Ombudsman or investigations by the Pensions Regulator) in progress, pending or threatened (other than routine claims for benefits) and no circumstances exist which could reasonably be expected to give rise to any such claim or action.

28.9	The Company has at all material times complied with the provisions of all relevant statutes, regulations and requirements in relation to the Pension Scheme. No part-time or temporary Employees or former Employees have ever been unlawfully excluded from membership of, or equal treatment under, the Pension Scheme, and no Employees or former Employees have ever been unlawfully excluded or treated less favourably by reason of their sex, race, sexual orientation, disability, religious belief or age.

28.10	The Company is not providing and has not at any time provided ex gratia payments in respect of Relevant Benefits.

28.11	No Employee or former Employee has ever had his contract of employment transferred to the Company from another employer in circumstances where the Transfer of Undertakings (Protection of Employment) Regulations applied to the transfer of that contract.

29.	Property

29.1	There are no Previously Owned Properties.

29.2	The Leased Properties comprise the only land and buildings owned or leased by the Company or used or occupied by it or in which the Company has any other interest, right or liability whatsoever affecting any land and buildings.

29.3	The Leased Properties are exclusively occupied by the Company.

29.4	There are no encumbrances affecting the Leased Properties other than as disclosed in the title deeds exhibited to the Buyer prior to Completion.

29.5	The Company has not entered into any agreement to acquire or dispose of (whether by lease or otherwise) any land or buildings or interest therein.

29.6	The Disclosure Letter includes details of all the heritable and leased property occupied by the Company, details of the tenure and the principal terms of any relevant lease or licence in favour of the Company.

29.7	So far as the Sellers are aware, all applicable statutory requirements with respect to the Leased Properties and any plant, machinery or equipment therein have been complied with.

29.8	So far as the Sellers are aware, there are no recommendations or requirements of the local fire authority which have not been implemented or which are outstanding, and each of the Leased Properties comply with fire legislation and regulations.

29.9	None of the Leased Properties is subject to the payment of any outgoings which have been requested or invoiced other than non-domestic or water rates (and in the case of the tenant’s interest in the Lease, sums reserved by the Lease) and all outgoings have been duly paid to date if requested, and none is in dispute.

29.10	The rateable value of each of the Leased Properties is as shown in the current Valuation Roll and is not subject to appeal, and there are no proposals for any change in the rateable value of a Leased Property, so far as the Sellers are aware.

29.11	No action, claim, proceeding, demand, dispute or liability (contingent or otherwise) in respect of a Leased Property is outstanding or, so far as the Sellers are aware, anticipated.

29.12	No dispute exists with any adjoining or neighbouring owner or occupier with respect to boundary walls and fences or with respect to any servitude, right or means of access to a Leased Property or otherwise in respect of the same.

29.13	The Company has not made any claim or complaint in relation to any neighbouring property or its use or occupation which remains outstanding.

29.14	In respect of any works carried out by the Company either as tenant or as owner or the use to which each Leased Property are put by the Company no planning permission is suspended or remains unimplemented in whole or in part and no planning application has been submitted which awaits determination.

29.15	All necessary planning permissions, use class consents, building regulation consents and other statutory permissions and approvals in respect of each Leased Property have been obtained and complied with and copies of each are in the possession or control of the Company.

29.16	Copies of all structural and other surveys, engineers’ reports and architects’ reports which have been obtained in respect of each of the Leased Properties in the last three years have been Disclosed.

29.17	Each Leased Property is held under the terms of the Lease which is contained in the Disclosure Letter and the Lease is not subject to any amendment or variation, whether formal, collateral or informal;

29.18	The rent set out in the Disclosure Letter is the current rent payable under the Leases in respect of each of the Leased Properties and there are no rent reviews in the course of being determined, still to be initiated or outstanding.

29.19	The Company has paid the rent and all other sums payable under the Leases in respect of each of the Leased Properties on the due dates for payment and the last demand for rent was unqualified and each lease is valid and in full force and the landlord has not refused to accept the rent.

29.20	All licences, consents and approvals required from the landlord under the Leases in respect of each of the Leased Properties have been obtained and the obligations on the part of the tenant contained in such licences, consents and approvals have been duly performed and observed in all material respects.

29.21	The consent of any heritable creditor required for the grant of a Lease has been obtained and placed with the title documents along with evidence of the grant where required.

29.22	No notices have been served by the landlord in respect of any Lease in respect of each of the Leased Properties and there are no matters in dispute between the landlord and the Company.

29.23	The Company has observed and performed the obligations and the conditions contained in the Leases in respect of each of the Leased Properties in all material respects, and has received no notice or complaint regarding any alleged breach of any of such obligations and conditions.

29.24	So far as the Sellers are aware, there are no circumstances which would entitle a landlord of a Leased Property to exercise any power of entry or to take possession, whether by way of forcible re-entry or proceedings, or which would otherwise restrict the continued possession and enjoyment of a Leased Property.

29.25	There are no side letters, collateral assurances, undertakings or concessions which have been made, granted or entered into by any party pursuant to or in respect of the Leases in respect of each of the Leased Properties under which the Company occupies any of the Leased Properties, other than as Disclosed.

29.26	The Company has, and at all material times has had, valid insurance cover as required by the terms of each Lease.

29.27	The Company has notified each Lease to Revenue Scotland and have paid all Lands and Buildings Transaction Tax payable on each Lease.

29.28	No part of any Leased Property is subject to any lease, sub-lease, agreement, licence or other right of occupation to a third party.

29.29	The Company has not at any time:

29.29.1 owned (whether as an original tenant or sub-tenant or as an assignee, transferee or otherwise) any heritable property or the tenant’s interest in leasehold property other than the Leased Properties;

29.29.2 given any undertaking or entered into any agreement, deed or other document (whether as a tenant or sub-tenant or as an assignee, transferee, guarantor or, otherwise) in respect of any heritable property or the tenant’s interest in any leasehold property in respect of which any contingent or potential liability remains with the Company other than those Disclosed.

29.30	The Company has a health and safety file for each Leased Property which complies in all respects with all applicable laws.

29.31	Access to each of the Leased Properties is directly from a public road.

30.	Environment and health and safety

30.1	The definitions in this paragraph apply in this agreement.

EHS Laws: all laws, statutes, regulations, subordinate legislation, bye-laws, common law and other national, international, federal, European Union, state and local laws, judgments, decisions and injunctions of any court or tribunal and legally binding codes of practice and guidance notes which from time to time apply to the Company (or any part of their business) and to the extent that they relate to or apply to the Environment, energy efficiency, emissions, Waste or the health and safety of any person.

EHS Matters: all matters relating to:

a)	pollution or contamination of the Environment;

b)	the generation, presence, disposal, release, spillage, deposit, escape, discharge, leak, migration or emission of Hazardous Substances or Waste;

c)	the exposure of any person to Hazardous Substances or Waste;

d)	the health and safety of any person, including any accidents, injuries, illnesses and diseases;

e)             the creation or existence of any noise, vibration, odour, radiation, nuisance (including statutory nuisance) or other adverse impact on the Environment; or

the condition, protection, maintenance, remediation, reinstatement, restoration or replacement of the Environment or any part of it.

EHS Permits: any permits, licences, consents, certificates, registrations, notifications or other authorisations required under any EHS Laws for the operation of the Business or in relation to any of the Properties.

Environment: the natural and human-made environment including all or any of the following media: air (including air within buildings and other natural or human-made structures above or below the ground), water, land and any ecological systems and living organisms (including human) supported by those media.

Harm: harm to the Environment, and in the case of an individual, this includes offence caused to any of their senses or harm to their property.

Hazardous Substances: any material, substance or organism which, alone or in combination with others, is capable of causing Harm, including radioactive substances and materials containing asbestos.

Waste: any waste, including any by-product of an industrial process and anything that is discarded, disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recovered or recycled or has any value.

30.2	The Company has obtained and complied at all times with all EHS Permits. All EHS Permits are in full force and effect, and there are no facts or circumstances that may lead to the revocation, suspension, variation or non-renewal of, or the inability to transfer, any EHS Permits or which would prevent compliance with any EHS Permit. The Company is not and are not likely to be required to incur any material expenditure.

30.3	The Company has at all times been operated in compliance with all EHS Laws and there are no facts or circumstances that may lead to any breach of or liability under any EHS Laws or any claim or liability in respect of EHS Matters. The Company is not likely to be required by any EHS Laws to incur any material expenditure or to desist from taking any action that is required for carrying on the Business.

30.4	There are no Hazardous Substances at, on or under, nor have any Hazardous Substances been emitted, escaped or migrated from, any of the Properties.

30.5	There are, and have been, no landfills, underground storage tanks or uncontained or unlined storage treatment or disposal areas for Hazardous Substances or Waste (whether permitted by EHS Laws or otherwise) present or carried out at, on or under any of the Properties or within 200 metres of any of the Properties, and so far as the Sellers are aware no such operations are proposed.

30.6	The Company has not ever been required to hold, nor has it ever applied for, a waste disposal licence, a waste management licence or a permit for waste operations under any EHS Laws.

30.7	There have been no claims, investigations, prosecutions or other proceedings against or threatened against the Sellers or the Company or any of its directors, officers or employees in respect of Harm arising from the operation of the Business or occupation of any of the Properties or for any breach or alleged breach of any EHS Permits or EHS Laws, and there are no facts or circumstances that may lead to any such claims, investigations, prosecutions or other proceedings.

At no time have the Sellers or the Company received any notice, communication or information alleging any liability in relation to any EHS Matters or that any works are required.

30.8	Neither the Sellers nor the Company has received any enforcement, prohibition, stop, remediation, improvement or any other notice from, or been subject to any civil sanction imposed by, or entered into any undertaking with or proposed any undertaking to, any enforcement authority, including the Scottish Environment Protection Agency, the Health and Safety Executive or the relevant local authority, with regard to any EHS Matters or any breach of EHS Laws in respect of the Business, the Company or any of the Properties.

30.9	The Company has adequate employers' liability and public liability cover in respect of the Business and the Properties and no claims have been made or are contemplated under any such insurance.

30.10	Up to date copies of all:

(a)	current EHS Permits and communications with regulatory authorities or other third parties with regard to or in connection with current EHS Permits;

(b)	environmental and health and safety policy statements;

(c)	reports in respect of environmental and health and safety audits, investigations and other assessments;

(d)	records of accidents, illnesses and reportable diseases;

(e)	assessments of substances hazardous to health;

(f)	correspondence on EHS Matters between the Company and any relevant enforcement authority; and

(g)	copies or details of all Waste disposal contracts,

relating to the Business or any of the Properties have been Disclosed and all such statements, reports, records, correspondence and other information are complete and accurate and are not misleading.

30.11	The Company has not nor is likely to have any actual or potential liability under any EHS Laws by reason of having owned, occupied or used any Previous Owned Properties.

30.12	The Company has not given or received any warranties or indemnities or entered into any other agreement in respect of any liabilities, duties or obligations that arise under EHS Laws.

31.	Compliance with the Bribery Act 2010

31.1	The definition in this paragraph applies in this agreement.

Associated Person: means in relation to a company, a person (including an employee, agent or subsidiary) who performs or has performed services for or on behalf of that company.

31.2	The Company has not at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010.

31.3	No Associated Person of the Company has bribed another person (within the meaning given in section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for the Company, and the Company has in place adequate procedures, in line with the guidance published by the Secretary of State under section 9 of the Bribery Act 2010, designed to prevent their Associated Persons from undertaking any such conduct.

31.4	Neither the Company nor any of its Associated Persons is or has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer regarding any offence or alleged offence under the Bribery Act 2010, and no such investigation, inquiry or proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

31.5	The Company has not been excluded from participation in a public contract as a result of being convicted of bribery or corruption.

Section 2 Tax Warranties

Definitions contained within the Tax Covenant shall apply to the Tax Warranties.

1.	General

1.1	All Taxation for which the Company is liable to account on or before the date of this agreement has been duly paid (insofar as such Taxation ought to have been paid) and the Company has deducted or withheld all Taxation which it has been obliged by law to deduct or withhold from amounts paid by it, has properly accounted to the relevant Tax Authority for all amounts of Taxation so deducted or withheld and has otherwise complied with its legal obligations in respect of such deductions or withholdings.

1.2	The Company is not involved in a dispute in relation to Taxation. So far as the Sellers are aware, no Tax Authority has investigated or indicated that it intends to investigate the Company's Tax affairs.

1.3	No Tax Authority has agreed to operate any special arrangement which is not based on a strict application of all relevant Tax legislation, published extra-statutory concessions and published statements of practice) in relation to the current Tax affairs of the Company. Any notices and other communications received in the last three years from a Tax Authority requiring or permitting the Company to deal with its Tax affairs in a particular manner or on a particular basis are in the possession of the Company and copies thereof have been made available to the Buyer.

1.4	The amount of Taxation chargeable on the Company during any accounting period ending on or within the six years before the date of this agreement has not, to any material extent, depended on any concession, agreement or other formal or informal arrangement with any Taxation Authority.

1.5	The Company has duly submitted all claims, disclaimers, elections, surrenders and applications which have been assumed to have been made for the purposes of the Accounts and details of all such claims, disclaimers, elections, surrenders and applications are set out in the Disclosure Letter.

1.6	All notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments and registrations and any other legally required information or documents submitted or which should have been submitted by the Company to any Tax Authority for the purposes of Taxation within the last six years have been made on a proper basis, were submitted within applicable time limits, were accurate and complete in all material respects when submitted and remain accurate and complete in all material respects. None of the above is, nor so far as the Sellers are aware is likely to be, the subject of any dispute with any Tax Authority.

1.7	The Company has, within applicable time limits, kept and maintained complete and accurate records, invoices and other information in relation to Taxation as it is legally required to keep and maintain. Such records, invoices and information form part of tax accounting arrangements that enable the tax liabilities of that Group Company to be calculated accurately in all material respects.

1.8	The Company is not a large company within the meaning of regulation 3 of the Corporation Tax (Instalment Payment) Regulations 1998.

1.9	All transactions in respect of which any clearance or consent was required from any Tax Authority have been entered into by the Company only after such consent or clearance has been properly obtained. Any application for such clearance or consent has been made on the basis of full and accurate disclosure of all the relevant material facts and considerations, and all such transactions have been carried into effect only in accordance with the terms of the relevant clearance or consent

1.10	The Company has in the last six years duly submitted or has not yet reached the time limits to submit all claims, disclaimers and elections the making of which has been assumed for the purposes of the Accounts. So far as the Sellers are aware, no such claims, disclaimers or elections are likely to be disputed or withdrawn.

1.11	The Accounts make provision or reserve within generally accepted accounting principles for any period ending on or before the date to which they were drawn up for all Taxation assessed or liable to be assessed on the Company, or for which the Company is accountable at the Accounts Date. Proper provision has been made and shown in the Accounts for deferred taxation in accordance with generally accepted accounting principles.

1.12	No payments or loans have been made to, or any assets made available or transferred to, or any assets earmarked, however informally, for the benefit of, any employee or former employee (or any associate of such employee or former employee) of the Company by an employee benefit trust or another third party, falling within the provisions of Part 7A to ITEPA 2003 (introduced by Finance Act 2011 with effect from 6 April 2011).

1.13	The Company is not liable to make to any person (including any Taxation Authority) any payment in respect of any liability to Taxation which is primarily or directly chargeable against, or attributable to, any other person.

1.14	The Company has not paid, within the period of seven years ending on the date of this agreement (or will, due to any Event occurring before the date of this agreement, become liable to pay) any penalty, fine, surcharge or interest charged by virtue of the TMA 1970 or any other relevant legislation.

1.15	The Disclosure Letter contains full particulars of all claims (including supplementary claims), disclaimers or elections for relief under any relevant legislation or other provision taken in to account in preparing the draft corporation tax computations for the accounting period ending 31 January 2021.

1.16	The Company is not a qualifying company within the meaning of Paragraph 15 Schedule 46 to the Finance Act 2009.

1.17	The Company is not party to any current dispensations agreed with HM Revenue & Customs in relation to PAYE and all notifications given by HM Revenue & Customs under section 65(6) of ITEPA 2003 are Disclosed.

1.18	The Disclosure Letter contains full particulars of all matters relating to Taxation in respect of which the Company is, or at the date of this agreement, will be entitled to: (i) make any claim (including a supplementary claim), disclaimer or election for relief under any relevant legislation; and/or (ii) appeal against any assessment or determination relating to Taxation; and/or (iii) apply for a postponement of Taxation.

1.19	The Company has sufficient records to determine the tax consequence which would arise on any disposal or realisation of any asset owned at the Accounts Date or acquired since that date, but prior to the date of this agreement.

1.20	There are no claims or elections outstanding at Completion in relation to corporation tax.

2.	Chargeable Gains and Losses

2.1	The book value shown in, or adopted for the purposes, of the Accounts as the value of the assets of the Company (other than trading stock), on the disposal of which a chargeable gain or allowable loss could arise, does not exceed the amount which on a disposal of such asset at the date of this agreement would be deductible, in each case, disregarding any statutory right to claim any allowance or relief other than amounts deductible under section 38 of TCGA 1992.

2.2	There has been no transaction to which any of the following provisions applies, or could apply, in respect of any asset held by the Company:

2.2.1	section 23 of TCGA 1992 (compensation and insurance monies);

2.2.2	section 135 and 136 of TCGA 1992 (reconstructions and amalgamations);

2.2.3	section 139 of TCGA 1992 (transfers of assets on reconstructions and amalgamations);

2.2.4	section 152-154 (inclusive) of TCGA 1992 (replacement of business assets);

2.2.5	sections 140A and 140C of TCGA 1992 (transfer of a trade);

2.2.6	section 165 of TCGA 1992 (gifts of business assets);

2.2.7	section 171-171(c) and 173 of TCGA 1992 (intra-group transfers);

2.2.8	section 247-248 of TCGA 1992 (compulsory acquisitions); and

2.2.9	section 242(2) of TCGA 1992 (small part disposals of land).

2.3	The Company has not been a party to any scheme or arrangement whereby the value of an asset has been materially reduced as set out in sections 29-31 of TCGA 1992.

2.4	The Company has not made any election under section 35(5) of TCGA 1992 and the Accounts have not been prepared on the basis that such an election will be made.

2.5	The Company does not own any assets which are wasting assets within the meaning of section 44 of TCGA 1992 and which do not qualify in full for an allowance under the provisions of CAA 2001.

2.6	The Company has not disposed of or acquired any asset in circumstances falling within section 17 or 19 of TCGA 1992.

2.7	The Company has not made a part disposal of any assets for the purposes of section 42 of TCGA 1992.

2.8	The Company has not, since the Accounts Date, appropriated any of its assets to or from trading stock for the purposes of section 161 of TCGA 1992.

2.9	The Company is not, and may not become, liable to tax under section 190 of TCGA 1992 in respect of a disposal occurring on or before the date of this agreement.

2.10	No assessment in respect of a capital gain on the disposal of any asset situated outside the UK or of unremittable overseas income has been postponed under section 279 of TCGA 1992 or section 1275 of CTA 2009 in relation to the Company.

2.11	The Company has not acquired shares on a reorganisation (within the meaning of section 126 of TCGA 1992) in circumstances such that part of the consideration given by the Company would be disallowed under section 128(2) of that Act.

2.12	No loss which might accrue on the disposal by the Company of any asset is liable to be reduced or eliminated by the application of section 35(3) or (4) of TCGA 1992.

2.13	No allowable loss which might accrue on the disposal by the Company of any share in, or security of, any company is likely to be reduced by virtue of sections 176 and 177 of TCGA 1992.

3.	Capital Allowances

3.1	If any asset of the Company were disposed of at the date of this agreement for its book value as shown in, or adopted for the purpose of, the Accounts, or for the value of consideration actually given for it on its acquisition (if such asset were acquired since the Accounts Date), no balancing charge under CAA 2001 (or any other legislation relating to capital allowances) or similar clawback of relief in jurisdictions outside the UK would be made on the Company.

3.2	No event has occurred since the Accounts Date (otherwise than in the ordinary course of business) whereby any balancing charge may fall to be made against, or any disposal value may fall to be brought into account by, the Company under CAA 2001.

3.3	All expenditure which the Company has incurred (or may incur) under any subsisting commitment for the provision of plant or machinery has qualified, or will qualify (if not deductible as a trading expense of the Company), for allowances at the applicable rate under CAA 2001.

3.4	The Company has not made any claim for capital allowances in respect of any asset which is leased to or from, or hired to or from, the Company.

3.5	The Company has not claimed any research and development tax relief or tax credit nor any first- year tax credits (within the meaning of section 262A of, and Schedule A1 to, CAA 2001).

3.6	The Company is not a lessee under a lease to which Chapter 17 of Part 2 of CAA 2001 applies or could apply.

3.7	The Company is not a party to any transactions to which Part 11A of ITA 2007 or section 37A of TCGA 1992 applies or could apply.

3.8	The Company has not made any election under section 83 of CAA 2001, nor is it taken to have made such an election under section 89(4) of CAA 2001.

3.9	The Company has not incurred any long-life asset expenditure within the meaning of section 90 of CAA 2001.

3.10	None of the assets of the Company, expenditure on which qualified for a capital allowance under Part 3 of CAA 2001, were at any time before April 2011 used otherwise than as an industrial building or structure.

3.11	The Company has not incurred any expenditure which qualifies for allowances under Part 3A of CAA 2001 (business premises renovation allowance).

3.12	The Disclosure Letter gives full details of all expenditure incurred on the provision of or replacement of integral features (within the meaning of section 33A of CAA 2001).

3.13	The Company has not made any claim for capital allowances in respect of any asset to which Chapter 6 of Part 2 of CAA 2001 applies or could apply.

3.14	All plant, machinery and other equipment owned or used by the Company meets the qualifying conditions for a claim for capital allowances or super deduction.

4.	Distributions and Other Payments

4.1	No distribution or deemed distribution, within the meaning of section 1000 or sections 1022-1027 of CTA 2010, has been made by the Company within the last six years, except dividends shown in its accounts or Disclosed, and the Company is not bound to make any such distribution.

4.2	No rents, interest, annual payments or other sums of an income nature, paid or payable by the Company, or which the Company is under an existing obligation to pay in the future, are or may be wholly or partially disallowable as deductions, management expenses or charges in computing taxable profits for Taxation purposes.

4.3	The Company has not, within the period of six years preceding the date of this agreement, been engaged in, nor been a party to, any of the transactions set out in Chapter 5 of Part 23 of CTA 2010, nor has it made or received a chargeable payment as defined in section 1086 of CTA 2010.

4.4	The Company has not received, a dividend which is not exempt within the provisions set out in Chapters 2 and 3 of Part 9A of CTA 2009.

4.5	The Company has not received any capital distribution to which section 189 of TCGA 1992 could apply.

5.	Close Companies

5.1	No distribution within section 1064 of CTA 2010 has been made by the Company during the six years ending at the Accounts Date, nor have such distributions been made between the Accounts Date and the date of this agreement.

5.2	There are no outstanding loans or advances made, or agreed to be made, by the Company within sections 455, 459 and 460 of CTA 2010. The Company has not released or written off, or agreed to release or write off, the whole or any part of any such loans or advances.

5.3	The Company is a close company within the meaning of section 439 of the CTA 2010, but is not and has not within the past 5 years been or been treated as a close investment holding company as defined in Section 34 CTA 2010.

6.	Residence

6.1	The Company has for the past five years been resident solely in the UK for corporation tax purposes and has not been treated as resident in any other jurisdiction.

7.	Intangible Assets

7.1	For the purposes of this paragraph 7, references to "intangible fixed assets" mean intangible fixed assets and goodwill within the meaning of Part 8 of CTA 2009 and to which that legislation applies. References to an "intangible fixed asset" shall be construed accordingly.

7.2	The Disclosure Letter sets out the amount of expenditure on each of the intangible fixed assets of the Company and provides the basis on which any debit relating to that expenditure has been taken into account in the Accounts or, in relation to expenditure incurred since the Accounts Date, will be available to the Company. No circumstances have arisen since the Accounts Date by reason of which that basis might change.

7.3	Since the Accounts Date:

7.3.1	the Company has not owned an asset which has ceased to be a chargeable intangible asset in the circumstances described in section 859 of CTA 2009;

7.3.2	the Company has not realised or acquired an intangible fixed asset for the purposes of Part 8 of CTA 2009; and

7.3.3	no circumstances have arisen which have required, or will require, a credit to be brought into account by the Company on a revaluation of an intangible fixed asset.

7.4	The Company has not made any claims under Part 8A of CTA 2010 or, so far as the Sellers are aware, has a right to make any such claim.

8.	VAT

8.1	The Company is a taxable person and is duly registered for the purposes of VAT.

8.2	The Company has paid all VAT (insofar as such VAT was payable) with all statutory provisions, rules, regulations, orders and directions in respect of VAT, promptly submitted accurate returns, and maintained full and accurate VAT records, invoices and other requisite documents.

8.3	All supplies made by the Company are taxable supplies. The Company has not been denied full credit for all input tax under sections 25 and 26 of VATA 1994 (and regulations made under it) within the last four years. All VAT paid or payable by the Company is input tax as defined in section 24 of VATA 1994 and regulations made under it.

8.4	The Disclosure Letter sets out full details of all options to tax and real estate elections made by the Company or its relevant associate (within the meaning of paragraph 3, Schedule 10 VATA) pursuant to Schedule 10 to VATA and there are no circumstances in which a supply relating to the subject matter of such an option to tax or real estate election could be a taxable supply by virtue of the VAT Legislation and:

8.4.1	neither the Company nor any relevant associate of the Company has any intention of exercising, or obligation to exercise, such an option in respect of any other of the Properties;

8.4.2	all things necessary for the option to have effect have been done and, in particular, any notification and information required by paragraph 20 of Schedule 10 to VATA 1994 has been given and any permission required by paragraph 28 of Schedule 10 to VATA 1994 has been properly obtained;

8.4.3	a copy of the notification, and of any permission obtained from HM Revenue & Customs in connection with the option, is included in the Disclosure Letter;

8.4.4	no option has or will be revoked or rendered ineffective under paragraph 12 of Schedule 10 to VATA 1994;

8.4.5	neither the Company nor relevant associate of such companies (within the meaning of paragraph 3 of Schedule 10 to VATA 1994) has charged VAT, whether on rents or otherwise, which is not properly chargeable;

8.4.6	neither the Company nor relevant associate of such companies has agreed to refrain from exercising an option in relation to any of the Properties; and

8.4.7	neither the Company nor relevant associate of such companies has made a real estate election within the meaning of paragraph 21 of Schedule 10 VATA 1994 in relation to any property.

8.5	In the last four years, the Company has complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT, promptly submitted accurate returns, and maintained full and accurate VAT records, invoices and other requisite documents. Neither Group Company has been: (i) subject to any interest, forfeiture, surcharge or penalty; or (ii) given any notice under sections 59, 59A or 64 of VATA 1994; or (iii) given a warning within section 76(2) of VATA 1994; or (iv) required to give security under paragraph 4 of Schedule 11 to VATA 1994.

8.6	The Company is not, and has not been, for VAT purposes, a member of any group of companies. No act or transaction has been effected in consequence of which the the Company is, or may be held, liable for any VAT arising from supplies made by another company. No direction has been given, nor will be given, by HM Revenue & Customs under Schedule 9A to VATA 1994 as a result of which the Company would be treated as a member of a group for the purposes of VAT.

8.7	The Company has not been, or agreed to be, a party to any transaction or arrangement in relation to which a direction has been, or in so far as the Seller is aware could be, made under paragraph 1 of Schedule 6 or paragraph 1 of Schedule 7 to VATA 1994.

8.8	The Company is not, nor has it agreed to become, liable for VAT under sections 47, 48 or 55 of VATA 1994. No direction has been given, or may be given, by HM Revenue & Customs under paragraph 2 of Schedule 6 to VATA 1994.

8.9	The Company does not own, and has not at any time within the period of ten years preceding the date of this Agreement owned, any assets which are capital items that are subject to the capital goods scheme under Part XV of the VAT Regulations 1995.

8.10	The Company has not made any claim for bad debt relief under section 36 of VATA 1994. There are no existing circumstances by virtue of which any refund of VAT obtained or claimed may be required to be repaid.

8.11	The Company has not entered into any self-billing arrangement (in the circumstances provided in section 29 of VATA 1994) in respect of supplies made by any other person, nor has it at any time agreed to allow any such person to make out VAT invoices in respect of supplies made by the Company.

8.12	The Disclosure Letter contains full particulars of all claims which have been, or could be, made by the Company under sections 78 or 79 of VATA 1994. There are no circumstances under which an assessment under section 78A of VATA 1994 has been, or could be, made on the Company.

8.13	In relation to the cross-border VAT changes which took effect from 1 January 2010 under the provisions of section 76 to 78 of and Schedule 36 to the Finance Act 2009: (i) the Company has a record of the VAT registration number of all EU business customers and has provided its own VAT registration number to all its suppliers who are resident in an EU Member State; (ii) the accounting system of the Company produces promptly and accurately the information required for completion of the EC sales lists; and (iii) no repayments of VAT have been claimed by the Company in the 12 months ending on the date of this agreement from the tax authorities of any EU Member State other than the UK, and as at the date of this agreement, the Company will not have any outstanding entitlement to make such a claim.

9.	Loan Relationships

9.1	All interests, discounts and premiums payable by the Company in respect of its loan relationships (within the meaning of section 302 of CTA 2009) are eligible to be brought into account by the Company as a debit for the purposes of Part 5 of CTA 2009 at the time, and to the extent that such debits are recognised in the statutory accounts of the Company

9.2	The Company has at all times when required applied an amortised cost basis of accounting (as that term is defined in section 313 CTA 2009) in respect of all loan relationships (as that term is defined in section 302 CTA 2009) to which it is a party.

9.3	The Company is not, nor in the six years prior to the date of this agreement has it been, party to a debtor relationship (within the meaning of section 302(6) of CTA 2009), to which Chapter 8 of Part 5 of CTA 2009 applies or may apply.

9.4	The Company is not party to any loan relationship made other than on arm’s length terms. There are no circumstances in which section 445 or 447 of CTA 2009 could apply to require an adjustment of debits and/or credits brought into account by the Company.

9.5	The Disclosure Letter contains full particulars of any debtor relationship (within the meaning of section 302(6) of CTA 2009 of the Company which relates to any deeply discounted security (within the meaning of Chapter 8 of Part 4 of the Income Tax (Trading and Other Income Act) 2005) to which sections 406-412 of CTA 2009 apply.

9.6	The Company has not been a party to a loan relationship which had an unallowable purpose (within the meaning of section 442 of CTA 2009).

10.	Company Residence, Treasury Consents and Overseas Interests

10.1	The Company has not, nor within the last seven years has it had, a permanent establishment outside the UK.

10.2	The Company is not an agent or permanent establishment of another company, person, business or enterprise for the purpose of assessing such company, person, business or enterprise to Taxation in the country of residence of the Company.

10.3	The Company is not, nor has it been within the past seven years, a dual resident company for the purposes of section 109 of CTA 2010.

11.	Transfer Pricing

11.1	All transactions or arrangements made by the Company have been made on fully arm’s length terms. In so far as the Sellers are aware, there are no circumstances in which Part 4 of TIOPA 2010 or any other rule or provision could apply causing any Taxation Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Taxation purposes.

12.	Anti-avoidance

12.1	The Company has not been a party to, nor has been otherwise involved in, any transaction, scheme or arrangement designed wholly or mainly or containing steps or stages having no commercial purpose and designed wholly or mainly for the purpose of avoiding or deferring Taxation or reducing a liability to Taxation or amounts to be accounted for under PAYE.

12.2	The Company has not, at any time, been a party to or otherwise involved in a transaction or series of transactions in relation to which they were advised that there was or is a specific risk that the Company could be liable to Taxation as a result of the principles in W. T. Ramsey Limited v IRC (54 TC 101) or Furniss v Dawson (55 TC 324), as developed in subsequent cases, or as a result of the principles in Halifax (C-255/02) as developed in subsequent cases.

12.3	The Company has not entered into any notifiable arrangements for the purposes of Part 7 of the Finance Act 2004 any notifiable contribution arrangement for the purpose of the National Insurance Contribution (Application of Part 7 of the Finance Act 2004) Regulations 2007 (SI 2007/785) or any notifiable schemes for the purposes of Schedule 11A to the VATA 1994.

12.4	The Company has no liability for Corporate Criminal Offence under the Criminal Finances Act 2017.

13.	Inheritance Tax

13.1	The Company has not:

13.1.1	made any transfer of value within sections 94 and 202 of IHTA 1984; or

13.1.2	received any value such that liability might arise under section 199 of IHTA 1984; or

13.1.3	been a party to associated operations in relation to a transfer of value as defined by section 268 of IHTA 1984.

13.2	There is no unsatisfied liability to inheritance tax attached to, or attributable to, the Sale Shares or any asset of the Company. None of them are subject to any Inland Revenue charge as mentioned in sections 237 and 238 of IHTA 1984.

13.3	No asset owned by the Company, nor the Sale Shares, are liable to be subject to any sale, mortgage or charge by virtue of section 212(1) of IHTA 1984.

14.	Employees and Pensions

14.1	Neither the Company nor any employee benefit trust or other third party has made, or agreed to make, any payment to, or provided or agreed to provide any benefit for, any director or former director, officer or employee (or associate of any of the foregoing) of the Company, whether as compensation for loss of office, termination of employment or otherwise, which is not allowable as a deduction in calculating the profits of the relevant company for Taxation purposes, whether up to or after the Accounts Date but before the date of this agreement.

14.2	The Company does not participate in a scheme under section 713 of ITEPA 2003.

14.3	The Disclosure Letter contains a list of and copies of all documents governing all schemes approved by HM Revenue & Customs under Schedules 2, 3 and 4 to ITEPA 2003 (“Approved Schemes”) and of all options granted under Schedule 5 to ITEPA 2003 (“EMI Options”). The Company is not aware of any circumstances under which HM Revenue & Customs may withdraw approval of any Approved Scheme, or which might cause a disqualifying event under section 534 of ITEPA 2003 in respect of any EMI Options.

14.4	In relation to any schemes or arrangements of the kind referred to in paragraph 15.3 above and referred to in the Disclosure Letter:

14.4.1	details of all outstanding options, exercise prices, vesting schedules, rights and awards under such schemes are set out in the Disclosure Letter;

14.4.2	copies of all notifications to the Inland Revenue/HM Revenue and Customs under paragraph 44 of Schedule 5 to ITEPA (or previous legislation) in respect of any option which was granted or purported to be granted as a “qualifying option” for the purposes of Schedule 5 to ITEPA (or previous legislations) are set out in the Disclosure Letter;

14.4.3	the Company has filed any return required to be filled with any competent Tax Authority in relation to the schemes or arrangements of the kind referred to in paragraph 15.3 above;

14.4.4	all options will have either lapsed or will have been validly exercised pursuant to the terms of the relevant scheme rules prior to Completion and all necessary consents of, or notifications to, HM Revenue & Customs in respect of any amendments made to the scheme rules to permit such exercises are set out in the Disclosure Letter; and

14.4.5	there will not be any outstanding options which have not been exercised prior to Completion.

14.5	No “disqualifying event” for the purposes of Chapter 9 of Part 7 of ITEPA (or previous legislations) has occurred after the grant of any option granted as a “qualifying option” for the purposes of Schedule 5 to ITEPA (or previous legislation).

14.6	The Company is not under any obligation(s) to provide following the date of this agreement any scheme or agreement whereby its current or former directors, employees or consultants or their relevant relatives or dependents may acquire shares or options or other rights to acquire shares.

14.7	There are no trusts or other arrangements in place, whether funded or established by the Company or of which the Sellers are aware, under which any employees or former employees of the Company or any persons associated with such employees or former employees can obtain a benefit in any form.

14.8	All workers engaged by the Company prior to the date of this agreement have been paid only through that company’s payroll system, with PAYE and National Insurance deducted as appropriate, and none have been engaged on a self-employed or contract-hire basis or have received any cash payments.

14.9	All termination payments made by the Company prior to the date of this agreement have been treated appropriately for PAYE and National Insurance purposes, with section 401 ITEPA 2003 only being applied where the payments should not be subject to tax under section 62 ITEPA 2003.

15.	Stamp Duty, Stamp Duty Land Tax/LBTT and Stamp Duty Reserve Tax

15.1	Any document that may be necessary or desirable in proving the title of the Company to any asset which is owned by the Company at the date of this agreement, and each document which the Company may wish to enforce or produce in evidence, is duly stamped for stamp duty purposes. No such documents which are outside the UK would attract stamp duty if they were brought into the UK.

15.2	Neither entering into this agreement nor Completion will result in the withdrawal of a stamp duty, Stamp Duty Land Tax or Land and Buildings Transaction Tax relief granted on or before the date of this agreement which will affect the Company.

15.3	No circumstances exist under which paragraph 5 or paragraph 12 of Schedule 7 to the Finance Act 2003 could apply to the Company.

15.4	The Disclosure Letter sets out full and accurate details of any chargeable interest (as defined under section 48 of the Finance Act 2003) acquired or held by the Company before the date of this agreement in respect of which the Sellers are aware, or ought reasonably to be aware, that an additional land transaction return will be required to be filed with a Taxation Authority and/or a payment of Stamp Duty Land Tax or Land and Buildings Transaction Tax made on or after the date of this agreement.

15.5	Since the Accounts Date, the Company has not incurred any liability to, or been accountable for, any stamp duty reserve tax. There has been no agreement within section 87(1) of the Finance Act 1986 which could lead to the Company incurring such a liability or becoming so accountable.

15.6	The Sale Shares are not chargeable securities for the purposes of section 99 of the Finance Act 1986.

15.7	The Company is not, nor has it been, a person falling within subsections (6), (7) or (8) of section 67 or section 70 of the Finance Act 1986. None of them has given, or is obliged to give, any notification under section 68 or section 71 of the Finance Act 1986 or incurred any liability to stamp duty reserve tax under sections 93-97, of the Finance Act 1986.

16.	Premiums and Sale and Lease Back of Land

16.1	The Company has not entered into any transaction to which Chapter 4 of Part 4 of CTA 2009 or Part 19 of CTA 2010 have been, or could be, applied.

Part 5 Tax Covenant

PART 5 – TAX COVENANT

1.1	In this Tax Covenant, unless the contrary intention appears, words and expressions defined in the agreement have the same meaning given to them therein and the provisions in the agreement concerning matters of construction or interpretation shall also apply.

1.2	In this Tax Covenant, the following expressions shall have the following meanings:

"Accounting Period" means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined;

“Accounts Relief” means any Relief or right to a repayment of Tax (including interest on Tax overpaid) shown as an asset in the Completion Statement or which has been taken into account in computing (and so reducing or eliminating) any provision for Tax or deferred Tax in the Completion Statement or which would, but for the Relief, have been made in the Completion Statement;

"Actual Tax Liability" means a liability of the Company to make or suffer an actual payment of Tax (or an amount in respect of Tax);

"Buyer's Group" means the Buyer and any other company or companies which either are or become after Completion, or have within the six years ending at Completion been, treated as members of the same group as, or otherwise connected or associated in any way with, the Buyer for any Tax purpose (including, after Completion, the Company);

“Buyer’s Relief” means

(a)	any Accounts Relief; and

(b)	any Relief or right to repayment of Tax (including interest on tax overpaid) arising in connection with any Event occurring after Completion; and

(c)	any Relief, whenever arising, of the Buyer or any member of the Buyer’s Group other than the Company.

"Costs" means obligations, liabilities, losses, and reasonable costs and expenses (including Tax) in each case reasonably and properly incurred, other than any consequential loss or loss of profits or of an opportunity;

"Event" includes (without limitation) any event, act, transaction (including, without limitation, Completion), payment, action, circumstance, dealing, state of affairs, expiry of any time period, default, omission or occurrence of any nature whatsoever and whether or not the Company or the Buyer is a party to it, and also the death or the winding up or dissolution of any person, any change in residence of a person for the purposes of any Tax, any failure to take action which would have prevented or avoided an apportionment or deemed distribution of income (regardless of whether any action taken after the Completion could have prevented or avoided the apportionment or deemed distribution), the Company becoming or ceasing to be associated or connected with any person for the purposes of any Tax, and in any one or more such case whether alone or in any combination and any reference to an Event occurring on or before a particular date shall include Events which for Tax purposes are deemed to have, or are treated or regarded as having, occurred on or before that date;

"IHT Liability" means any inheritance tax liability (including any interest and penalties thereon) which:

(a)	arises as a result of a transfer of value occurring or being deemed to occur on or before Completion (whether or not in conjunction with the death of any person whenever occurring) which might directly or indirectly affect or have relevance to the Company; or

(b)	has given rise before or on Completion to a charge on any of the shares in or assets of the Company or a power to sell, mortgage or charge any of the shares in or assets of the Company; or

(c)	after Completion becomes a charge on or gives rise to a power to sell, mortgage or charge any of the shares in or assets of the Company as a result of the death of any person within seven years of a transfer of value which occurred before Completion, and in determining for the purposes of this definition whether a charge on or power to sell, mortgage or charge any of the shares or assets of the Company exists at any time, the fact that the inheritance tax is not yet payable, or may be paid by instalments, shall be disregarded, and such inheritance tax shall be treated as becoming due, and a charge or power to sell, mortgage or charge as arising, on the date of the transfer of value or other date or Event on or in respect of which it becomes payable or arises, and the provisions of section 213 of IHTA shall not apply;

"income, profits or gains" means income, profit, gains and any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed;

“Loss” includes absence, failure to obtain, non-existence, non-availability, reduction, modification, loss, counteraction, nullification, utilisation, disallowance, withdrawal or clawback for whatever reason;

“Overprovision” means the amount by which any provision for Tax (other than deferred tax) in the Completion Statement is overstated, except to the extent that such overstatement arises as a result of:

(a)	change in law; or

(b)	a change in the accounting bases on which the Company values its assets,

(c)	a voluntary act or omission of the Buyer or the Company which, in each case occurs after Completion;

"Payroll Type Tax Liability" means (whether of the United Kingdom or otherwise) any (i) Tax Liability and/or (ii) liability to Tax (or amounts in respect of Tax) of the Company and/or any member of the Buyer's Group, arising as a result of or in connection with any liability to operate PAYE or make similar deductions (including without limitation deductions made to comply with or to meet any liability to account for Tax pursuant to regulations made under Part 11 of ITEPA) or to deduct or account for national insurance contributions or similar Taxes (including in each case interest and penalties thereon);

"Relief" includes any loss, relief, allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any repayment of or saving of Tax (including any repayment supplement or interest in respect of Tax), and:

(a)	any reference to the "use" or "set off" of Relief shall be construed accordingly and shall include use or set off in part; and

(b)	any reference to the "loss" of a Relief shall include the absence, non-existence or cancellation of any such Relief, or to such Relief being available only in a reduced amount;

“Saving” the reduction or elimination of any liability of the Company and/or any member of the Buyer's Group, to make an actual payment of corporation tax for which the Sellers would not have been liable under paragraph 2 of this Tax Covenant, by the use of any Relief (not being a Buyer’s Relief) arising wholly as a result of a Tax Liability for which the Sellers have made a payment under paragraph 2 of this Tax Covenant;

"Tax" or "Taxation" includes (whether of the United Kingdom or elsewhere), without limitation, (a) taxes on gross or net income, profits and gains (including without limitation amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), and (b) all other taxes, levies, duties, imposts, charges and withholdings of any nature, including stamp duty, stamp duty reserve tax, Land and Buildings Transaction Tax, any excise, property, value added, sales, use, occupation, transfer, franchise and payroll taxes and any national insurance or social security contributions, and any payment whatsoever which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person;

"Tax Authority" means any Taxing or other authority (whether within or outside the United Kingdom) competent to impose any Tax Liability, or assess or collect any Tax;

"Tax Claim" means:

(a)	the issue of any notice, demand, assessment, letter or other document or action taken by or on behalf of any Tax Authority or the imposition of any withholding of or on account of Tax; or

(b)	the preparation or submission of any notice, return, assessment, letter or other document by the Buyer, the Company, or any other person,

from which it appears that a liability has been incurred by or will be imposed on the Company, being a liability which could give rise to a liability for the Sellers under this Tax Covenant;

"Tax Documents" means Tax Returns, claims and other documents relating to the Company;

"Tax Liability" means:-

(a)	an Actual Tax Liability of the Company whether or not the Company has or may have any right of reimbursement against any other person;

(b)	the Loss, otherwise than by use or setting off, of any Accounts Relief which would otherwise have been available to the Company, in which case the amount of the Tax Liability will be the amount of Tax that would (on the basis of Tax rates current at the date of that Loss) have been saved but for such Loss, assuming for this purpose that the Company had sufficient profits or was otherwise in a position to use the Relief or where the Relief is the right to repayment of Tax or to a payment in respect of Tax, the amount of the repayment or payment; and

(c)	the use or setting off of any Buyer’s Relief against any income, profits, gains or against any Tax where, but for that set off or use, the Company would have had a liability to make a payment of or in respect of Tax for which the Buyer would have been able to make a claim against the Sellers under this Tax Covenant, in which case, the amount of the Tax Liability will be the amount of Tax for which the Sellers would have been liable but for the set off or use.

"Tax Return" means any return required to be made to any Tax Authority of income, profits or gains (including all corporation tax returns, PAYE returns and VAT returns) or of any other amounts or information relevant for the purposes of Tax, including any related accounts, computations and attachments, claims, elections, surrenders, disclaimers, notices and consents;

"Time Limit" means the latest date on which a Tax Document can be executed or delivered to a relevant Tax Authority either without incurring interest or a penalty, or in order to ensure that such Tax Document is effective; and

"VAT" means value added tax and any similar sales or turnover tax (including interest and penalties thereon).

1.3	In this Tax Covenant, unless otherwise specified:

1.3.1	references to "period" are to a period of time and not to an Accounting Period unless the phrase "Accounting Period" is used;

1.3.2	any reference to income, profits or gains "earned, accrued or received" on or before a particular date or in respect of a particular period shall include income, profits or gains which for Tax purposes are deemed to have been or are treated or regarded as earned, accrued or received on or before that date or in respect of that period;

1.3.3	any references to an Event occurring on or before a particular date shall include an Event occurring or deemed or treated or regarded for any Tax purpose to occur on or before that date;

1.3.4	persons shall be treated as "connected" if they are connected within the meaning of section 1122 of the Corporation Tax Act 2010;

1.3.5	references to any statute shall include any supplementary, subordinate or amending legislation and any consolidating or rewritten legislation;

1.3.6	references to a repayment of Tax include any repayment supplement or interest in respect of it;

1.3.7	where references are made to any notice to be given, or to any other communication that is to be made, to the Sellers by the Buyer, any reference to the Sellers shall include any representative(s) of the Sellers agreed between the parties under this Tax Covenant or otherwise;

1.3.8	for the avoidance of doubt, references to any Tax Liability of the Company in consequence of or in respect of or by reference to an Event which occurred on or before Completion shall include a reference to any Tax Liability of the Company resulting from the sale of the Company pursuant to this agreement.

1.4	For the purposes of this Tax Covenant, the following shall be deemed to be transactions effected otherwise than in the ordinary course of business:

1.4.1	the payment or declaration of any distribution or deemed distribution, the creation, allotment, issue, cancellation or re-organisation of share or loan capital;

1.4.2	anything which causes the Company to become liable to pay or bear any Tax Liability which is chargeable directly against, or attributable directly to or is the primary liability of another person or company;

1.4.3	anything which involves entering into a transaction with a Connected person or otherwise than on an arm’s length basis;

1.4.4	anything which relates to a transaction or arrangement which includes, or a series of transactions which include, any step or steps having no commercial or business purpose, apart from the reduction, avoidance or deferral of a Tax Liability;

1.4.5	any Event of which the main purpose or one of the main purposes was the avoidance of Tax;

1.4.6	any disposal or supply of any asset, goods, service or right for consideration deemed for Tax purposes to be different from that (if any) actually received or given by the Company; and

1.4.7	the waiver prior to Completion of any debt or any other amounts which were owed by the Company at any point in time on or prior to Completion.

1.5	Any payments made by the Sellers to the Buyer under this Tax Covenant shall (so far as possible) be treated as an adjustment to the Purchase Price to the extent of the payment.

1.6	No delay or omission by the Buyer in exercising any rights under this Tax Covenant shall prejudice such rights or be construed as a waiver or partial waiver of such rights, nor shall it exclude the further exercise of such rights.

1.7	The Buyer shall in its absolute discretion decide whether to make a claim under this Tax Covenant or the other provisions of the agreement or both.

2.	COVENANT

Without prejudice to the generality of the provisions of the agreement, the Sellers hereby jointly and severally covenant with the Buyer (for itself and as trustee for its successors in title) that the Sellers shall be liable to pay to the Buyer an amount equivalent to:

2.1	any Tax Liability arising in respect of, by reference to or in consequence of:

2.1.1	any gross receipts, income, profits or gains earned, accrued or received on or before the Completion Date;

2.1.2	any Event which occurs or occurred on or before the Completion Date;

2.1.3	any failure to discharge or default in discharging any of the Sellers’s obligations under this Tax Covenant, including any failure to meet any relevant Time Limit;

2.2	any Tax Liability falling within paragraph (c) of the definition of Tax Liability (the set off or use of a Buyer’s Relief);

2.3	any Tax Liability, including liability for payments in respect of Taxation, which arises solely as a result of the relationship for Tax purposes of the Company with any person other than a member of the Buyer’s Tax Group, whensoever arising;

2.4	any Tax Liability which arises as a result of any Event which occurs after Completion pursuant to a legally binding obligation (whether or not conditional) entered into by the Company on or before Completion otherwise than in the ordinary course of the business of the Company;

2.5	any Tax Liability which arises at any time (being a liability for the Company to account for income tax or National Insurance contributions) in respect of the grant, exercise, surrender, exchange or other disposal of an option or other right to acquire securities or in respect of any acquisition, holding or disposal of employment-related securities (as defined for the purposes of Part 7 of ITEPA 2003) where the acquisition of the security or the grant of the option or other right to acquire the security occurred on or before Completion;

2.6	without prejudice to the generality of the other provisions of this paragraph 2, any IHT liability;

2.7	without prejudice to the generality of the other provisions of this paragraph 2, any Payroll Type Tax Liability arising in respect of, by reference to or in consequence of:

2.7.1	the occurrence of any other Event or circumstance on or prior to the Completion Date giving rise to a Payroll Type Tax Liability;

2.7.2	any challenge by HMRC of the tax treatment of dividends declared or paid by the Company on or prior to the Completion Date;

2.7.3	the use of Company credit cards by employees or officers of the Company on or prior to the Completion Date;

2.7.4	the provision of benefits in kind by the Company on or prior to the Completion Date;

2.7.5	the operation of any salary sacrifice scheme by the Company;

2.7.6	the occurrence of any other Event or circumstance on or prior to the Completion Date giving rise to a Payroll Type Tax Liability in relation to the Sale Shares whether under Chapters 2 to 4 inclusive of Part 7 of ITEPA or otherwise;

2.7.7	any arrangements entered into concerning the repayment, waiver of or amendment to any loan from the Company to an employee of the Company, (whether such arrangements take place prior to, on or after Completion), where such loan has been provided to an employee prior to Completion;

2.7.8	the provision of payment, loans or benefits or assets (or earmarking of assets) for the benefit of any employee or former employee or person treated as such for Tax purposes where the arrangement for such:-

(i)	was in place on or before Completion; or

(ii)	otherwise arises due to a third party acting on the instructions of the Sellers; or

(iii)	arises due to the Sellers taking such actions after Completion;

2.7.9	without prejudice to the meaning of a Payroll Type Tax Liability, a failure by the Sellers to make any payment required pursuant to the covenants in paragraphs 2.7.1 to 2.7.3 within any period specified for Tax purposes (whether pursuant to section 222 of ITEPA or otherwise);

2.8	any Tax Liability arising to the Buyer or the Company as a result of all or any part of the Purchase Price being treated as income of the Sellers (or any of them) for any Tax purposes, whether as remuneration or as earnings of the Sellers (or any of them) or otherwise, including without limitation any liability of the Buyer or the Company to make, or for failing to make, any deductions, withholdings or payments of or on account of income tax under the Pay As You Earn system or to make any deductions, withholdings or payments of or on account of national insurance contributions whether employer's or employee's and whether under the Pay-As-You-Earn system or otherwise;

2.9	without prejudice to the generality of the other provisions of this paragraph 2, any Tax Liability which is properly attributable to the Sellers or any other person which is, has been or will be associated or otherwise connected with the Sellers or the Company for any Tax purposes (other than the Company) and any Tax Liability which is the liability of another person (the Seller’s other entity or another person, each being a "Primary Person") for which the Company, the Buyer or any other member of the Buyer's Group is liable in consequence of:

2.9.1	a Primary Person failing to discharge such Tax Liability;

2.9.2	the Company at any time before Completion being treated for the purpose of any Tax as having control of, being controlled by, or being otherwise connected with, a Primary Person or being controlled by or connected with the same person as a Primary Person for any Tax purpose.

3.	COSTS

The covenant contained in paragraph 2 of this Tax Covenant shall extend to all Costs incurred by the Company, the Buyer or, any member of the Buyer’s Group in connection with a successful claim under this Tax Covenant or in connection with the subject matter of any such claim.

4.	EXCLUSIONS AND LIMITATIONS

4.1	The covenant contained in paragraph 2 shall not cover any Tax Liability to the extent that:

4.1.1	Provision, reserve or allowance (including a provision for deferred Tax) in respect of the Tax Liability is made in the Accounts;

4.1.2	the Tax Liability was paid on or before Completion and the Accounts reflected that payment;

4.1.3	the Tax Liability arises as a result of a change after Completion in any accounting policy, or the length of any accounting period for Tax purposes, of the Company save where such change is made to comply with GAAP or FRS102 (as appropriate) or law or at the written request of a Seller;

4.1.4	a Relief other than a Buyer’s Relief is available to the Company to mitigate such Tax Liability;

4.1.5	it would not have arisen but for a voluntary act, transaction or omission of the Company or the Buyer after Completion other than an act or transaction carried out or effected:

(A)	at the written request of the Sellers or either of them;

(B)	pursuant to the ordinary course of business of the Company or Buyer as carried on at Completion; or

(C)	pursuant to any arrangement entered into prior to Completion,

which the Buyer was aware, or ought reasonably to have been aware would give rise to the Tax Liability in question;

4.1.6	the Buyer is otherwise compensated whether under the agreement, the Tax Warranties or any other provision of this Tax Covenant in respect of that Tax Liability;

4.1.7	the Tax Liability is increased as a result only of any increase in rates of Tax which is announced and comes into force after Completion, of any change in law or published practice which is announced and comes into force after Completion or the result of any decision of any court or tribunal released to the public after Completion (other than a decision in proceedings to which the Company is a party);

4.1.8	the Tax Liability arises as a result of the failure or omission on the part of the Company or the Buyer to make any claim or election or give notice or consent to do any other thing under the provisions of any enactment or regulation relating to Taxation after Completion, the making or doing of which was specifically taken into account in computing the provisions, or reserves for Tax in the Accounts;

4.1.9	the Tax Liability has been paid, discharged or extinguished in full by a person other than the Buyer, the Company or any other member of the Buyer's Group, in each case at no cost, expense or loss to the Buyer, the Company and other member of the Buyer's Group;

4.1.10	if the Tax Liability consists of penalties or interest on Taxation resulting from a failure by the Company to pay to a Tax Authority promptly after the Sellers have satisfied in full a demand for payment of a Tax Liability.

4.2	For the purposes of paragraph 4.1.5, an act will not be regarded as voluntary if undertaken under a legally binding obligation entered into by the Company on or before Completion or imposed on the Company by any legislation whether coming into force before, on or after Completion or to avoid or mitigate a penalty imposable by any legislation, or if carried out at the written request of the Sellers.

4.3	The Sellers shall not be liable for any Tax Claim unless the Buyer gives written notice to the Sellers containing a summary of the nature of the Tax Claim as far as it is known to the Buyer on or before the date falling seven years from Completion.

4.4	Nothing in this Tax Covenant or the agreement shall have the effect of limiting or restricting any liability of the Sellers arising as a result of or out of any fraud or fraudulent or wilful non-disclosure on the part of a Seller.

5.	DUE DATE OF PAYMENT AND INTEREST

5.1	Where a claim under this Tax Covenant relates to a liability to make or suffer an actual payment or increased payment of Tax or an amount in respect thereof, the Sellers shall pay to the Buyer the amount claimed under this Tax Covenant in respect thereof on or before the date which is the later of the date seven Business Days after demand is made under this Tax Covenant and the fifth Business Day prior to:

5.1.1	in the case of Tax in respect of which there is no provision for payment by instalments, the latest date on which the Tax in question can be paid to the relevant Tax Authority in order to avoid a liability to interest or penalties accruing;

5.1.2	in the case of Tax in respect of which there is provision for payment by instalments, each date on which an instalment of such Tax becomes payable.

5.2	Where a claim under this Tax Covenant relates to the loss or set off of a repayment of Tax, the Sellers shall pay to the Buyer the amount claimed under this Tax Covenant in respect thereof on or before the date seven Business Days after demand is made.

5.3	Where a claim under this Tax Covenant relates to the loss, use or set off of any Relief other than a repayment of Tax, the Sellers shall pay to the Buyer the amount claimed under this Tax Covenant in respect thereof on or before the date which is the later of the date seven Business Days after demand is made, and:

5.3.1	in the case of a Relief which is used or set off, the date or dates referred to in paragraphs 5.1.1 or 5.1.2 that would have applied to the Tax saved by the use or set off of the Relief if that Tax had been payable; or

5.3.2	in the case of a Relief which is lost, the date or dates referred to in paragraphs 5.1.1 or 5.1.2 that apply to the Tax which but for such loss would have been saved by virtue of such Relief, ignoring for this purpose the effect of Reliefs (other than deductions in computing profits for the purposes of Tax) arising in respect of an Event occurring or period ending after Completion.

5.4	Any sum not paid by the Sellers on the due date for payment specified in this paragraph 5 shall bear interest (which shall accrue from day to day after as well as before any judgment for the same) at the rate of 4 percent per annum over the base rate of The Royal Bank of Scotland plc (or in the absence of such rate at such similar rate as the Buyer shall select) from the due date to and including the day of actual payment of such sum. Such interest shall be paid on the demand of the Buyer.

5.5	Except where expressly provided herein, all sums payable by the Sellers under this Tax Covenant shall be made in full without any set off or counterclaim howsoever arising.

5.6	Save as required by law, all sums payable by the Sellers under this Tax Covenant shall be paid free and clear of all deductions or withholdings whatsoever. If any deduction or withholding is required by law to be made from any sums payable by the Sellers under this Tax Covenant, the Sellers shall pay such additional amount as will, after such deduction or withholding has been made, leave the Buyer with the full amount which would have been received by it had no such deduction or withholding been required to be made.

5.7	If any sum paid to the Buyer in respect of an obligation of the Sellers under this Tax Covenant (including in circumstances where any Relief is available in respect of such charge to Tax) is required by law to be brought into a charge to Tax, then the Sellers shall pay such additional amount as shall be required to ensure that the total amount paid, less the Tax chargeable on such amount (or that would be so chargeable but for such Relief), is equal to the amount that would otherwise be payable.

5.8	Paragraph 5.7 shall apply in respect of any amount deducted or withheld as contemplated by paragraph 5.6 as it applies to sums paid to the Buyer, save to the extent that in computing the Tax chargeable the Buyer is able to obtain a credit for the amount deducted or withheld.

5.9	For the avoidance of doubt, the Purchase Price (so far as legally permissible) shall be deemed to be reduced by the amount of any payments made by the Sellers to the Buyer in respect of any claim under this Tax Covenant.

6.	MANAGEMENT AND CONDUCT OF TAX AFFAIRS

6.1	Subject to paragraphs 7 and 6.2, with effect from Completion, the Buyer or its duly authorised agents shall:

6.1.1	have sole conduct of all Tax Claims and the Tax affairs of the Company and shall be entitled to deal with such Tax Claims and Tax affairs in any way in which it, in its absolute discretion, considers fit, including the conduct of all Tax Claims, negotiations, correspondence and the reaching of all agreements relating thereto or to any Tax Documents; and

6.1.2	prepare all Tax Returns of the Company and all claims, elections, surrenders, disclaimers, notices and consents for the purposes of Tax on behalf of the Company.

6.2	In respect of any Accounting Period commencing prior to Completion and ending after Completion (the "Straddle Period"):

6.2.1	the Buyer or its duly authorised agent shall prepare the Straddle Period Tax Returns of the Company and submit such Tax Returns in draft form to the Sellers at least 30 Business Days before the last date on which that Tax Return may be filed with the Tax Authority without incurring interest and penalties (the “Submission Date”) and the Sellers shall be given an opportunity to make comments thereon. The Buyer or its duly authorised agent shall incorporate all reasonable comments of the Sellers received in writing 10 Business Days prior to the Submission Date of the relevant Straddle Period Tax Return which relate to a matter for which the Sellers may be liable under this Tax Covenant, provided that the Buyer shall not in relation to any such Tax Returns be obliged to procure that the Company takes any such action as is mentioned in this paragraph 6.2.1 that it believes in its sole reasonable opinion is false, misleading, incomplete or inaccurate in any material respect;

6.2.2	the Sellers shall provide such assistance as the Buyer shall reasonably request in preparing all Tax Returns and Tax Documents relating to the Straddle Period.

7.	NOTIFICATION OF CLAIMS AND CONDUCT OF DISPUTES

7.1	If either of the Sellers should become aware of a Tax Claim, it shall notify the Buyer in writing providing a summary of the nature of the Tax Claim as far as it is known to the Sellers at that time.

7.2	Save where the Tax Claim arises out of any dishonest or fraudulent act or omission or wilful default by or of a Seller at any time or by or of the Company prior to Completion, the Buyer shall consult with the Sellers in respect of such Tax Claim and any subsequent negotiations or material communications (and in particular any proposal for or consent to any settlement or compromise thereof) with the relevant Tax Authority and shall (acting reasonably) consider in good faith all such actions or suggestions as the Sellers may reasonably request be taken or make in respect of any action to appeal, compromise or defend the claims for Tax, provided that:

7.2.1	neither the Buyer nor the Company shall be required to take any step requested which would be prejudicial to its Tax affairs or its dealings with any Tax Authority; and

7.2.2	neither the Buyer nor the Company shall be obliged to comply with any request that involves contesting a Tax Claim before any tribunal, court or appellate body unless (i) the Sellers indemnify and secure the Buyer and the Company against any reasonable costs and expenses incurred in taking such action (by paying to the Company in advance its anticipated costs); and (ii) leading tax counsel of at least 10 years’ call (“Counsel”) instructed by agreement between the Buyer and the Sellers (and with the Buyer approving the Instructions to Counsel and being invited with reasonable notice to attend and participate in any consultation with Counsel) and at the sole expense of the Sellers has opined in writing that the Buyer or the Company (as the case may be) has a more than reasonable prospect of success.

7.3	The Buyer shall give and shall procure that the Company gives the Sellers (at the Sellers’ expense) all reasonable co-operation, access and assistance, technical or otherwise, to facilitate the Sellers with its rights of consultation under paragraph 7.3 and shall ensure that copies of all communications pertaining to the Tax Claim which are received from HMRC or other Tax Authority or governmental body or authority, or any letters of advice received from any advisers, are sent to the Sellers as soon as reasonably practicable on receipt.

7.4	If the Sellers fail to provide any suggestions or requests for action pursuant to paragraph 7.3 within 10 Business Days, or fail within 10 Business Days to notify the Buyer, in writing, of any further suggestions or requests for action to be taken by the Buyer or the Company, where the Buyer at any time further consults with the Sellers pursuant to the terms of paragraph 7.3, or no action is required to be taken by virtue of any of the provisions of paragraph 7.3, the Buyer shall be free to satisfy or settle (or to allow the Company to satisfy or settle) the relevant Tax Liability on such terms as it may in its absolute discretion think fit.

8.	RECOVERY FROM THIRD PARTIES

8.1	Where the Sellers have paid an amount under paragraph 2 for any Tax Liability and the Buyer or the Company is, or becomes entitled to recover from some other person that is not the Buyer or the Company any amount for any Tax Liability, the Buyer shall procure that the Company shall:

8.1.1	notify the Sellers of their entitlement as soon as reasonably practicable; and

8.1.2	if required by the Sellers and, subject to the Buyer and the Company being indemnified and secured by the Sellers against any Tax that may be suffered on receipt of that amount and any reasonable costs and expenses incurred in recovering that amount (by paying to the Company in advance its anticipated costs), take or procure that the Company takes all reasonable steps to enforce that recovery against the person in question (keeping the Sellers fully informed of the progress of any action taken) provided that the Buyer shall not be required to take any action under this paragraph 8.1 (other than an action against:

(a)	a Tax Authority; or

(b)	a person who gave Tax advice to the Company on or before Completion),

that, in the Buyer’s reasonable opinion, is likely to harm the Company’s commercial or employment relationship (potential or actual) with that other person.

8.2	If the Buyer or the Company recovers any amount referred to in paragraph 8.1, the Buyer shall account to the Sellers for the lesser of:

8.2.1	any amount recovered (including any related interest or related repayment supplement) less any Tax suffered in respect of that amount and any reasonable costs and expenses incurred in recovering that amount (except to the extent that amount has already been made good by the Sellers under paragraph 8.1.2); and

8.2.2	the amount paid by the Sellers pursuant to paragraph 2 in respect of the Tax Liability in question, to the extent not already paid under this Tax Covenant or otherwise, less the amount of all reasonable costs and expenses properly incurred in obtaining such payment or credit.

9.	OVERPROVISION

9.1	If, on or before the seventh anniversary of Completion, the auditors or reporting accountants for the time being of the Company determine (at the request and expense of the Sellers) that there is an Overprovision, then:

9.1.1	the amount of any Overprovision shall first be set off against any payment then due from the Sellers under this Tax Covenant; and

9.1.2	to the extent that such excess referred to in paragraph 9.1.1 is not exhausted, the remainder of that excess will be carried forward and set off against any future payment or payment that becomes due from the Sellers under this Tax Covenant or the agreement.

9.2	After the auditors or reporting accountants of the Company have made a determination under paragraph 9.1, the Sellers or the Buyer may, at any time before the seventh anniversary of Completion, request that the auditors or reporting accountants for the time being of the Company review and, if necessary and as appropriate, amend the original determination of the Overprovision (at the expenses of the party requesting the review). If the auditors or reporting accountants make an amendment to the earlier determination of the Overprovision and the amount of the Overprovision is revised, that revised amount shall be substituted for the previous amount of the Overprovision.

9.3	Any dispute in relation to the provisions of this paragraph 9 shall be determined by the auditors or reporting accountants of the Company for the time being, acting as experts and not as arbitrators (the costs of that determination being shared equally by the Sellers and the Buyer).

10.	SAVINGS

10.1	If, on or before the seventh anniversary of Completion, the auditors or reporting accountants for the time being of the Company determine (at the request and expense of the Sellers) that a Saving has arisen:

10.1.1	the amount of the Saving (as determined by the auditors or reporting accountants as the case may be) less any reasonable costs incurred by the Buyer or the Company shall first be set off against any payment then due from the Sellers under this Tax Covenant; and

10.1.2	to the extent that such Saving referred to in paragraph 10.1.1 is not exhausted, the remainder of that excess will be carried forward and set off against any future payment or payment that becomes due from the Sellers under this Tax Covenant or the Agreement.

10.2	After the auditors or reporting accountants for the time being of the Company have made a determination under paragraphs 10.1, the Sellers or the Buyer may, at any time before the seventh anniversary of Completion, request the auditors or reporting accountants for the time being of the Company to review and, if necessary and as appropriate, amend the original determination of the Saving (at the expense of the party requesting the review). If the auditors or reporting accountants make an amendment to the earlier determination of the Saving and the amount of the Saving is revised, that revised amount shall be substituted for the previous amount of the Saving.

10.3	Any dispute in relation to the provisions of this paragraph 10 shall be determined by the auditors or reporting accountants of the Company for the time being, acting as experts and not as arbitrators (the costs of that determination being shared equally by the Sellers and the Buyer).

Part 6 The Leased Properties

Particulars of the Heritable Properties

Description of Heritable Property	2 Chalmers Place, Riverside Business Park, Irvine KA11 5DH
Owner	The Ashtenne Industrial Fund Limited Partnership
Registered/recorded	Registered
Title number (if registered)/Recorded title	AYR20188
Occupier	The Company
Current Use	Industrial use in accordance with the operation of the Business

Part 7 Existing Indebtedness

None